UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2019

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF MIZUHO FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-213187) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 15, 2019

Mizuho Financial Group, Inc.

By:	/s/ Makoto Umemiya

Name:	Makoto Umemiya
Title:	Managing Executive Officer / Group CFO

For Immediate Release:

Consolidated Financial Statements for Fiscal 2018 <Under Japanese GAAP>

Company Name:	Mizuho Financial Group, Inc. (“MHFG”)	May 15, 2019

Stock Code Number (Japan):	8411
Stock Exchange Listings:	Tokyo Stock Exchange (First Section), New York Stock Exchange
URL:	https://www.mizuho-fg.com/index.html
Representative:	Tatsufumi Sakai	President & CEO
For Inquiry:	Tomomichi Fujita	General Manager of Accounting
Phone:	+81-3-6838-6101
Ordinary General Meeting of Shareholders (scheduled) :		June 21, 2019	Commencement of Dividend Payment (scheduled):	June 4, 2019
Filing of Yuka Shoken Hokokusho to the Kanto Local Finance Bureau (scheduled):		June 24, 2019	Trading Accounts: Established
Supplementary Materials on Annual Results:		Attached
IR Conference on Annual Results:		Scheduled

Amounts less than one million yen are rounded down.

1. Financial Highlights for Fiscal 2018 (for the fiscal year ended March 31, 2019)

(1) Consolidated Results of Operations

(%: Changes from the previous fiscal year)
	Ordinary Income		Ordinary Profits		Profit Attributable to Owners of Parent
	¥ million	%	¥ million	%	¥ million	%
Fiscal 2018	3,925,649	10.2	614,118	(21.5)	96,566	(83.2)
Fiscal 2017	3,561,125	8.1	782,447	6.0	576,547	(4.4)

Note:	Comprehensive Income: Fiscal 2018: ¥ (110,542) million, (114.4)%; Fiscal 2017: ¥ 765,559 million, 37.1%

	Net Income per Share of Common Stock	Diluted Net Income per Share of Common Stock	Net Income on Own Capital	Ordinary Profits to Total Assets	Ordinary Profits to Ordinary Income
	¥	¥	%	%	%
Fiscal 2018	3.80	3.80	1.0	0.3	15.6
Fiscal 2017	22.72	22.72	6.5	0.3	21.9

Reference:	Equity in Income from Investments in Affiliates: Fiscal 2018: ¥ 51,215 million; Fiscal 2017: ¥ 21,474 million

(2) Consolidated Financial Conditions

	Total Assets	Total Net Assets	Own Capital Ratio	Total Net Assets per Share of Common Stock
	¥ million	¥ million	%	¥
Fiscal 2018	200,792,226	9,194,038	4.3	345.00
Fiscal 2017	205,028,300	9,821,246	4.4	357.41

Reference:	Own Capital: As of March 31, 2019: ¥ 8,748,805 million; As of March 31, 2018: ¥ 9,065,843 million

Note:	Own Capital Ratio is calculated as follows: (Total Net Assets - Stock Acquisition Rights - Non-controlling Interests) / Total Assets × 100
Own Capital Ratio stated above is not calculated based on the public notice of Own Capital Ratio.

(3) Conditions of Consolidated Cash Flows

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at the end of the fiscal year
	¥ million	¥ million	¥ million	¥ million
Fiscal 2018	(2,636,096)	5,487,153	(18,640)	44,254,874
Fiscal 2017	2,966,701	(2,316,197)	149,962	46,334,334

2. Cash Dividends for Shareholders of Common Stock

	Annual Cash Dividends per Share					Total Cash Dividends (Total)	Dividends Pay-out Ratio (Consolidated basis)	Dividends on Net Assets (Consolidated basis)
	First quarter-end	Second quarter-end	Third quarter-end	Fiscal year-end	Annual
	¥	¥	¥	¥	¥	¥ million	%	%
Fiscal 2017	—	3.75	—	3.75	7.50	190,373	33.0	2.1
Fiscal 2018	—	3.75	—	3.75	7.50	190,395	197.3	2.1
Fiscal 2019 (estimate)	—	3.75	—	3.75	7.50		40.4

3. Consolidated Earnings Estimates for Fiscal 2019 (for the fiscal year ending March 31, 2020)

(%: Changes from the corresponding period of the previous fiscal year)
	Profit Attributable to Owners of Parent		Net Income per Share of Common Stock
	¥ million	%	¥
1H F2019	—	—	—
Fiscal 2019	470,000	386.7	18.52

Note:	The number of shares of common stock used in the above calculation is based on the number of outstanding shares of common stock as of March 31, 2019.

* Notes

(1) Changes in Significant Subsidiaries during the Fiscal Year (changes in specified subsidiaries accompanying changes in the scope of consolidation): No

(2) Changes in Accounting Policies and Accounting Estimates / Restatements

      ① Changes in accounting policies due to revisions of accounting standards, etc.: No

      ② Changes in accounting policies other than ① above: No

      ③ Changes in accounting estimates: No

      ④ Restatements: No

(3) Issued Shares of Common Stock

① Year-end issued shares (including treasury stock):	As of March 31, 2019	25,392,498,945 shares	As of March 31, 2018	25,389,644,945 shares
② Year-end treasury stock:	As of March 31, 2019	33,962,404 shares	As of March 31, 2018	24,829,446 shares
③ Average number of outstanding shares:	Fiscal 2018	25,362,375,520 shares	Fiscal 2017	25,366,345,189 shares

This immediate release is outside the scope of the audit.

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance.

In many cases, but not all, we use such words as “aim,” “anticipate,” “believe,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “project,” “risk,” “seek,” “should,” “strive,” “target” and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation: incurrence of significant credit-related costs; declines in the value of our securities portfolio; changes in interest rates;foreign currency fluctuations; decrease in the market liquidity of our assets; revised assumptions or other changes related to our pension plans; a decline in our deferred tax assets; the effect of financial transactions entered into for hedging and other similar purposes; failure to maintain required capital adequacy ratio levels; downgrades in our credit ratings; our ability to avoid reputational harm; our ability to implement our Medium-term Business Plan, realize the synergy effects of “One MIZUHO, ” and implement other strategic initiatives and measures effectively; the effectiveness of our operational, legal and other risk management policies; the effect of changes in general economic conditions in Japan and elsewhere; and changes to applicable laws and regulations.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3.D. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) and our report on Form 6-K furnished to the SEC on December 26, 2018, both of which are available in the Financial Information section of our web page at www.mizuho-fg.com/index.html and also at the SEC’s web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

Mizuho Financial Group, Inc.

m Contents of Attachment

1.	Overview of Consolidated Results of Operations and Financial Conditions	p.1-2
	(1) Overview of Results of Operations	p.1-2
	(2) Overview of Financial Conditions	p.1-3
	(3) Basic Policy on Profit Distribution, Dividend Payment for Fiscal 2018 and Dividend Estimates for Fiscal 2019	p.1-3

2.	Basic Stance on Selection of Accounting Standards	p.1-4

3.	Consolidated Financial Statements and Others	p.1-5
	(1) Consolidated Balance Sheets	p.1-5
	(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income	p.1-7
	(3) Consolidated Statements of Changes in Net Assets	p.1-10
	(4) Consolidated Statements of Cash Flows	p.1-12
	(5) Notes regarding Consolidated Financial Statements	p.1-14
(Matters Related to the Assumption of Going Concern)
(Business Segment Information)
(Per Share Information)
(Subsequent Events)

[Note to XBRL]

Please note that the names of the English accounts contained in XBRL data, which are available through EDINET and TDNet, may be different from those of the English accounts in our financial statements.

An MHFG IR conference for institutional investors and analysts is scheduled for May 22, 2019 (Wednesday). The IR conference presentation materials and audio archive will be available for use by individual investors in the IR Information section of the Mizuho Financial Group HP immediately after the conference.

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Mizuho Financial Group, Inc.

1. Overview of Consolidated Results of Operations and Financial Conditions

(1) Overview of Results of Operations

Reviewing the economic environment over the fiscal year ended March 31, 2019, the overall global economy continued on a path of gradual recovery driven by the steady expansion of U.S. economy. On the other hand, the Chinese and European economies showed a clear slowdown due to factors such as uncertainty related to the trade disputes between the United States and China.

In the United States, the economy continued its steady expansion as a result of tax cuts and fiscal expenditure. However, there was a downturn in business confidence in the manufacturing industry due primarily to the impact of the trade disputes with countries such as China. The unemployment rate remained low, and wage growth accelerated somewhat, and spillover effects on prices have yet to be observed. The Federal Reserve Board (FRB) also changed its stance regarding interest rates, from one with an inclination towards rate increases to a more wait-and-see stance, and announced their planned suspension of the shrinking of their balance sheet.

In Europe, the economy remained weak. Business confidence showed a clear downturn within mainly the manufacturing sector. The European Central Bank (ECB) suspended purchases of new assets but left its policy rate unchanged amid growing uncertainties such as Brexit*.

In Asia, the Chinese economy remained stagnant. In China, export growth slowed rapidly mainly due to the impact of trade disputes between the United States and China. Although the economies of emerging countries were continuing to recover, the risk of capital outflows remained in some countries with current account deficits due to concerns over U.S. trade policy and the Chinese economy.

In Japan, the economy continued to trend towards recovery but exports declined due to weak overseas economies and production was lacking strength. Consumer spending continued to remain on a moderate trend of recovery amid favorable employment conditions. The Bank of Japan continued its Quantitative and Qualitative Monetary Easing with Yield Curve Control measures with a view to achieving a price stability target of two percent but indicated that it will be difficult to achieve this target by the end of the 2020 fiscal year.

As to the prospects for the global economy, recovery is expected to continue to be centered on the United States, but close attention should be paid to growing uncertainties such as U.S. trade policy, the political concerns in Europe, the economic and market outlook for China and emerging countries and geopolitical risks in the Middle East.

Under the foregoing business environment, we recorded Consolidated Gross Profits of ¥1,812.7 billion for fiscal 2018, decreasing by ¥102.6 billion from the previous fiscal year.

Gross Profits of aggregate figures for Mizuho Bank, Ltd. and Mizuho Trust & Banking Co., Ltd. on a non-consolidated basis (on a non-consolidated aggregated basis of the banks) decreased by ¥96.1 billion on a year-on-year basis to ¥1,197.1 billion due to a decrease in Trading and Others mainly caused by the portfolio restructuring, moving to foreign bonds, to improve the investment portfolio. General and Administrative Expenses on a non-consolidated aggregated basis of the banks decreased by ¥15.3 billion on a year-on-year basis to ¥949.3 billion.

Net Operating Revenues on a consolidated basis of Mizuho Securities Co., Ltd. decreased by ¥22.1 billion on a year-on-year basis to ¥283.8 billion due to a decrease in Net Gain on Trading and other factors.

Selling, General and Administrative Expenses on a consolidated basis of Mizuho Securities Co., Ltd. decreased by ¥0.7 billion on a year-on-year basis to ¥262.6 billion.

As a result, Consolidated Net Business Profits decreased by ¥64.4 billion on a year-on-year basis to ¥393.3 billion.

Consolidated Net Business Profits + Net gains or losses related to ETFs and others that consist of Consolidated Net Business Profits, Net gains or losses related to ETFs and others on a non-consolidated aggregated basis of the banks, and Net gains or losses related to operating investment securities on a consolidated basis of Mizuho Securities Co., Ltd. decreased by ¥129.6 billion on a year-on-year basis to ¥408.3 billion.

Credit-related Costs was an expense of ¥19.5 billion.

Net Gains (Losses) related to Stocks increased by ¥2.8 billion on a year-on-year basis to net gains of ¥274.8 billion.

As a result, Ordinary Income decreased by ¥168.3 billion on a year-on-year basis to ¥614.1 billion.

Extraordinary Gains (Losses) decreased by ¥515.3 billion on a year-on-year basis to net losses of ¥497.8 billion due to recording of losses in light of structural reform.

Tax-related Expenses decreased by ¥194.1 billion on a year-on-year basis to ¥(2.5) billion due to recording of deferred income taxes of ¥(163.8) billion, while current income taxes of ¥161.3 billion was recorded.

As a result, Profit Attributable to Owners of Parent for fiscal 2018 decreased by ¥479.9 billion on a year-on-year basis to ¥96.5 billion.

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Mizuho Financial Group, Inc.

As for earnings estimates for fiscal 2019, we estimate Ordinary Profits of ¥700.0 billion and Profit Attributable to Owners of Parent of ¥470.0 billion on a consolidated basis.

*The United Kingdom’s withdrawal from the European Union.

(2) Overview of Financial Conditions

Consolidated total assets as of March 31, 2019 amounted to ¥200,792.2 billion, decreasing by ¥4,236.0 billion from the end of the previous fiscal year mainly due to a decrease in Securities.

Securities were ¥29,774.4 billion, decreasing by ¥4,408.5 billion from the end of the previous fiscal year.

Loans and Bills Discounted amounted to ¥78,456.9 billion, decreasing by ¥964.5 billion from the end of the previous fiscal year.

Deposits and Negotiable Certificates of Deposit amounted to ¥137,649.5 billion, increasing by ¥1,185.7 billion from the end of the previous fiscal year.

Net Assets amounted to ¥9,194.0 billion, decreasing by ¥627.2 billion from the end of the previous fiscal year. Shareholders’ Equity was ¥7,303.0 billion, Accumulated Other Comprehensive Income was ¥1,445.7 billion, and Non-controlling Interests was ¥444.5 billion.

Net Cash Used in Operating Activities was ¥2,636.0 billion mainly due to increased call loans. Net Cash Provided by Investing Activities was ¥5,487.1 billion mainly due to purchase, sale, and redemption of securities and Net Cash Used in Financing Activities was ¥18.6 billion mainly due to repayments to non-controlling shareholders and cash dividends paid.

As a result, Cash and Cash Equivalents as of March 31, 2019 was ¥44,254.8 billion.

(3) Basic Policy on Profit Distribution, Dividend Payment for Fiscal 2018 and Dividend Estimates for Fiscal 2019

We have been implementing disciplined capital management by pursuing the optimum balance between strengthening of stable capital base and steady returns to shareholders.

As for our policy to return profits to shareholders for fiscal 2018, we have implemented a steady dividend payout policy setting a dividend payout ratio on a consolidated basis of approximately 30% as a guide for our consideration.

Based on this policy, we have decided to make cash dividend payments on common stock of ¥3.75 as year-end dividends for fiscal 2018 (annual cash dividends of ¥7.50 including interim dividends of ¥3.75) as predicted in Dividend Estimates for Fiscal 2018.

The board of directors has considered thoroughly and decided to retain cash dividend payments on common stock of ¥7.50 as annual dividends for fiscal 2018, although Profit Attributable to Owners of Parent for fiscal 2018 amounted to ¥96.5 billion and was greatly decreased compared to fiscal 2017 as a result of recording losses in light of structural reform. To make such decision, the board of directors has considered that Consolidated Common Equity Tier 1 ratio (excluding Net Unrealized Gains on Other Securities on a BaselIII fully-implemented basis (under the current regulations)), which is the foundation of fulfilling stable financial functions, is higher than the target of the medium-term business plan formulated for the three years from fiscal 2016, i.e., 10% as of March 31, 2019, and that we aim to implement a steady dividend payout policy, and has taken into account our business environment comprehensively such as future earnings forecasts, profit base, status of capital adequacy, and domestic and international regulation trends such as the Basel framework.

Common Stock	¥3.75 per share	(as predicted in Dividend Estimates for Fiscal 2018)
Annual cash dividends including interim dividends	¥7.50 per share	(as predicted in Dividend Estimates for Fiscal 2018)

Furthermore, in accordance with the Articles of Incorporation, we decide distribution of dividends from surplus not by the resolution at the general meeting of shareholders but by the resolution at the board of directors unless otherwise stipulated by laws and regulations. We have decided the year-end cash dividend payments on common stock for fiscal 2019 at the board of directors held today.

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Mizuho Financial Group, Inc.

For fiscal 2019, we continue to perform disciplined capital management by pursuing the optimum balance between strengthening of stable capital base and steady returns to shareholders. The board of directors has considered thoroughly based on the new business plan formulated for the five years starting from fiscal 2019, and consequently we set a new policy to return profits to shareholders through which we are maintaining the current level of dividends for the time being while aiming to strengthen our capital base further to enhance returns to shareholders at an early stage. We will comprehensively consider the business environment such as the Group’s business results, profit base, status of capital adequacy, and domestic and international regulation trends such as the Basel framework in determining returns to shareholders for each period.

Based on this policy, as for the dividend estimates of common stock for fiscal 2019, we predict cash dividend payments of ¥7.50 per share of common stock, which is the same as fiscal 2018. We intend to continue payments of cash dividends at the interim period to return profits to shareholders in a timely manner.

(Dividend Estimates for Fiscal 2019)
Common Stock	Cash Dividends per Share	¥7.50
	of which Interim Dividends	¥3.75

2. Basic Stance on Selection of Accounting Standards

MHFG prepares its consolidated financial statements in accordance with Japanese Generally Accepted Accounting Principles. With respect to International Financial Reporting Standards (IFRS), in light of possible adoption in the future, MHFG is continuing research and study on the situation in Japan and Overseas and/or the development of IFRS.

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Mizuho Financial Group, Inc.

3. Consolidated Financial Statements and Others

(1) Consolidated Balance Sheets

	Millions of yen
	As of March 31, 2018	As of March 31, 2019
Assets
Cash and Due from Banks	¥47,725,360	¥45,108,602
Call Loans and Bills Purchased	715,149	648,254
Receivables under Resale Agreements	8,080,873	12,997,628
Guarantee Deposits Paid under Securities Borrowing Transactions	4,350,527	2,578,133
Other Debt Purchased	2,713,742	2,828,959
Trading Assets	10,507,133	12,043,608
Money Held in Trust	337,429	351,889
Securities	34,183,033	29,774,489
Loans and Bills Discounted	79,421,473	78,456,935
Foreign Exchange Assets	1,941,677	1,993,668
Derivatives other than for Trading Assets	1,807,999	1,328,227
Other Assets	4,588,484	4,229,589
Tangible Fixed Assets	1,111,128	1,037,006
Buildings	341,533	287,634
Land	628,836	614,851
Lease Assets	25,468	22,557
Construction in Progress	24,975	36,300
Other Tangible Fixed Assets	90,314	75,661
Intangible Fixed Assets	1,092,708	620,231
Software	285,284	161,364
Goodwill	70,515	65,495
Lease Assets	17,756	5,839
Other Intangible Fixed Assets	719,152	387,532
Net Defined Benefit Asset	996,173	982,804
Deferred Tax Assets	47,839	37,960
Customers’ Liabilities for Acceptances and Guarantees	5,723,186	6,062,053
Reserves for Possible Losses on Loans	(315,621)	(287,815)

Total Assets	¥205,028,300	¥200,792,226

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Mizuho Financial Group, Inc.

	Millions of yen
	As of March 31, 2018	As of March 31, 2019
Liabilities
Deposits	¥125,081,233	¥124,311,025
Negotiable Certificates of Deposit	11,382,590	13,338,571
Call Money and Bills Sold	2,105,293	2,841,931
Payables under Repurchase Agreements	16,656,828	14,640,439
Guarantee Deposits Received under Securities Lending Transactions	1,566,833	1,484,584
Commercial Paper	710,391	941,181
Trading Liabilities	8,121,543	8,325,520
Borrowed Money	4,896,218	3,061,504
Foreign Exchange Liabilities	445,804	669,578
Short-term Bonds	362,185	355,539
Bonds and Notes	7,544,256	8,351,071
Due to Trust Accounts	4,733,131	1,102,073
Derivatives other than for Trading Liabilities	1,514,483	1,165,602
Other Liabilities	3,685,585	4,512,325
Reserve for Bonus Payments	66,872	68,117
Reserve for Variable Compensation	3,242	2,867
Net Defined Benefit Liability	58,890	60,873
Reserve for Director and Corporate Auditor Retirement Benefits	1,460	1,389
Reserve for Possible Losses on Sales of Loans	1,075	630
Reserve for Contingencies	5,622	4,910
Reserve for Reimbursement of Deposits	20,011	19,068
Reserve for Reimbursement of Debentures	30,760	25,566
Reserves under Special Laws	2,361	2,473
Deferred Tax Liabilities	421,002	185,974
Deferred Tax Liabilities for Revaluation Reserve for Land	66,186	63,315
Acceptances and Guarantees	5,723,186	6,062,053

Total Liabilities	¥195,207,054	¥191,598,188

Net Assets
Common Stock	¥2,256,548	¥2,256,767
Capital Surplus	1,134,922	1,138,449
Retained Earnings	4,002,835	3,915,521
Treasury Stock	(5,997)	(7,703)

Total Shareholders’ Equity	7,388,309	7,303,034

Net Unrealized Gains (Losses) on Other Securities	1,392,392	1,186,401
Deferred Gains or Losses on Hedges	(67,578)	(22,282)
Revaluation Reserve for Land	144,277	137,772
Foreign Currency Translation Adjustments	(85,094)	(111,057)
Remeasurements of Defined Benefit Plans	293,536	254,936

Total Accumulated Other Comprehensive Income	1,677,534	1,445,770

Stock Acquisition Rights	1,163	707
Non-controlling Interests	754,239	444,525

Total Net Assets	9,821,246	9,194,038

Total Liabilities and Net Assets	¥205,028,300	¥200,792,226

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Mizuho Financial Group, Inc.

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

[Consolidated Statements of Income]

	Millions of yen
	For the fiscal year ended March 31, 2018	For the fiscal year ended March 31, 2019
Ordinary Income	¥3,561,125	¥3,925,649
Interest Income	1,622,354	2,056,327
Interest on Loans and Bills Discounted	999,385	1,253,970
Interest and Dividends on Securities	282,801	302,768
Interest on Call Loans and Bills Purchased	5,569	5,510
Interest on Receivables under Resale Agreements	127,923	229,637
Interest on Securities Borrowing Transactions	17,172	25,081
Interest on Due from Banks	119,839	123,545
Other Interest Income	69,662	115,813
Fiduciary Income	55,400	55,153
Fee and Commission Income	766,612	765,977
Trading Income	276,616	299,355
Other Operating Income	304,214	312,815
Other Ordinary Income	535,927	436,019
Gains on Reversal of Reserves for Possible Losses on Loans	159,062	4,357
Recovery of Written-off Claims	12,203	10,395
Other	364,660	421,266
Ordinary Expenses	2,778,677	3,311,531
Interest Expenses	814,988	1,293,846
Interest on Deposits	308,018	480,593
Interest on Negotiable Certificates of Deposit	65,532	129,752
Interest on Call Money and Bills Sold	4,995	11,030
Interest on Payables under Repurchase Agreements	230,554	374,524
Interest on Securities Lending Transactions	5,500	7,292
Interest on Commercial Paper	8,284	19,304
Interest on Borrowed Money	28,285	35,522
Interest on Short-term Bonds	114	28
Interest on Bonds and Notes	142,770	172,811
Other Interest Expenses	20,932	62,986
Fee and Commission Expenses	152,262	155,550
Trading Expenses	829	1,987
Other Operating Expenses	141,760	225,509
General and Administrative Expenses	1,488,973	1,430,850
Other Ordinary Expenses	179,863	203,788

Ordinary Profits	¥782,447	¥614,118

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Mizuho Financial Group, Inc.

	Millions of yen
	For the fiscal year ended March 31, 2018	For the fiscal year ended March 31, 2019
Extraordinary Gains	¥29,756	¥11,280
Gains on Disposition of Fixed Assets	3,723	3,438
Other Extraordinary Gains	26,032	7,841
Extraordinary Losses	12,250	509,138
Losses on Disposition of Fixed Assets	5,219	5,414
Losses on Impairment of Fixed Assets	6,960	503,612
Other Extraordinary Losses	70	112

Income before Income Taxes	799,953	116,259

Income Taxes:
Current	190,158	161,376
Deferred	1,469	(163,879)

Total Income Taxes	191,627	(2,502)

Profit	608,326	118,762

Profit Attributable to Non-controlling Interests	31,778	22,196

Profit Attributable to Owners of Parent	¥576,547	¥96,566

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Mizuho Financial Group, Inc.

[Consolidated Statements of Comprehensive Income]

	Millions of yen
	For the fiscal year ended March 31, 2018	For the fiscal year ended March 31, 2019
Profit	¥608,326	¥118,762
Other Comprehensive Income	157,233	(229,304)
Net Unrealized Gains (Losses) on Other Securities	102,332	(207,505)
Deferred Gains or Losses on Hedges	(77,205)	45,391
Revaluation Reserve for Land	(133)	—
Foreign Currency Translation Adjustments	(10,949)	(23,882)
Remeasurements of Defined Benefit Plans	149,473	(35,577)
Share of Other Comprehensive Income of Associates Accounted for Using Equity Method	(6,284)	(7,730)

Comprehensive Income	765,559	(110,542)

(Breakdown)
Comprehensive Income Attributable to Owners of Parent	734,303	(128,692)
Comprehensive Income Attributable to Non-controlling Interests	31,255	18,150

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Mizuho Financial Group, Inc.

(3) Consolidated Statements of Changes in Net Assets

For the fiscal year ended March 31, 2018

	Millions of yen
	Shareholders’ Equity
	Common Stock	Capital Surplus	Retained Earnings	Treasury Stock	Total Shareholders’ Equity
Balance as of the beginning of the period	2,256,275	1,134,416	3,615,449	(4,849)	7,001,291
Changes during the period
Issuance of New Shares	273	273			546
Cash Dividends			(190,360)		(190,360)
Profit Attributable to Owners of Parent			576,547		576,547
Repurchase of Treasury Stock				(2,431)	(2,431)
Disposition of Treasury Stock		(53)		1,283	1,229
Transfer from Revaluation Reserve for Land			1,198		1,198
Change in Treasury Shares of Parent Arising from Transactions with Non-controlling Shareholders		287			287
Net Changes in Items other than Shareholders’ Equity

Total Changes during the period	273	506	387,385	(1,148)	387,017

Balance as of the end of the period	2,256,548	1,134,922	4,002,835	(5,997)	7,388,309

	Accumulated Other Comprehensive Income
	Net Unrealized Gains (Losses) on Other Securities	Deferred Gains or Losses on Hedges	Revaluation Reserve for Land	Foreign Currency Translation Adjustments	Remeasurements of Defined Benefit Plans	Total Accumulated Other Comprehensive Income	Stock Acquisition Rights	Non- Controlling Interests	Total Net Assets
Balance as of the beginning of the period	1,289,985	10,172	145,609	(69,657)	144,866	1,520,976	1,754	749,339	9,273,361
Changes during the period
Issuance of New Shares									546
Cash Dividends									(190,360)
Profit Attributable to Owners of Parent									576,547
Repurchase of Treasury Stock									(2,431)
Disposition of Treasury Stock									1,229
Transfer from Revaluation Reserve for Land									1,198
Change in Treasury Shares of Parent Arising from Transactions with Non-controlling Shareholders									287
Net Changes in Items other than Shareholders’ Equity	102,407	(77,750)	(1,331)	(15,437)	148,670	156,558	(590)	4,899	160,867

Total Changes during the period	102,407	(77,750)	(1,331)	(15,437)	148,670	156,558	(590)	4,899	547,884

Balance as of the end of the period	1,392,392	(67,578)	144,277	(85,094)	293,536	1,677,534	1,163	754,239	9,821,246

1-10

Mizuho Financial Group, Inc.

For the fiscal year ended March 31, 2019

	Millions of yen
	Shareholders’ Equity
	Common Stock	Capital Surplus	Retained Earnings	Treasury Stock	Total Shareholders’ Equity
Balance as of the beginning of the period	2,256,548	1,134,922	4,002,835	(5,997)	7,388,309
Changes during the period
Issuance of New Shares	218	218			437
Cash Dividends			(190,384)		(190,384)
Profit Attributable to Owners of Parent			96,566		96,566
Repurchase of Treasury Stock				(3,001)	(3,001)
Disposition of Treasury Stock		(23)		1,295	1,271
Transfer from Revaluation Reserve for Land			6,504		6,504
Change in Treasury Shares of Parent Arising from Transactions with Non-controlling Shareholders		3,331			3,331
Net Changes in Items other than Shareholders’ Equity

Total Changes during the period	218	3,526	(87,313)	(1,706)	(85,274)

Balance as of the end of the period	2,256,767	1,138,449	3,915,521	(7,703)	7,303,034

	Accumulated Other Comprehensive Income
	Net Unrealized Gains (Losses) on Other Securities	Deferred Gains or Losses on Hedges	Revaluation Reserve for Land	Foreign Currency Translation Adjustments	Remeasurements of Defined Benefit Plans	Total Accumulated Other Comprehensive Income	Stock Acquisition Rights	Non- Controlling Interests	Total Net Assets
Balance as of the beginning of the period	1,392,392	(67,578)	144,277	(85,094)	293,536	1,677,534	1,163	754,239	9,821,246
Changes during the period
Issuance of New Shares									437
Cash Dividends									(190,384)
Profit Attributable to Owners of Parent									96,566
Repurchase of Treasury Stock									(3,001)
Disposition of Treasury Stock									1,271
Transfer from Revaluation Reserve for Land									6,504
Change in Treasury Shares of Parent Arising from Transactions with Non-controlling Shareholders									3,331
Net Changes in Items other than Shareholders’ Equity	(205,990)	45,295	(6,504)	(25,963)	(38,600)	(231,763)	(456)	(309,713)	(541,934)

Total Changes during the period	(205,990)	45,295	(6,504)	(25,963)	(38,600)	(231,763)	(456)	(309,713)	(627,208)

Balance as of the end of the period	1,186,401	(22,282)	137,772	(111,057)	254,936	1,445,770	707	444,525	9,194,038

1-11

Mizuho Financial Group, Inc.

(4) Consolidated Statements of Cash Flows

	Millions of yen
	For the fiscal year ended March 31, 2018	For the fiscal year ended March 31, 2019
Cash Flow from Operating Activities
Income before Income Taxes	¥799,953	¥116,259
Depreciation	173,660	168,200
Losses on Impairment of Fixed Assets	6,960	503,612
Amortization of Goodwill	4,154	4,080
Equity in Loss (Gain) from Investments in Affiliates	(21,474)	(51,215)
Increase (Decrease) in Reserves for Possible Losses on Loans	(194,197)	(26,910)
Increase (Decrease) in Reserve for Possible Losses on Sales of Loans	777	(444)
Increase (Decrease) in Reserve for Contingencies	207	183
Increase (Decrease) in Reserve for Bonus Payments	(18)	591
Increase (Decrease) in Reserve for Variable Compensation	223	(375)
Decrease (Increase) in Net Defined Benefit Asset	(24,803)	(57,863)
Increase (Decrease) in Net Defined Benefit Liability	3,756	2,497
Increase (Decrease) in Reserve for Director and Corporate Auditor Retirement Benefits	175	(41)
Increase (Decrease) in Reserve for Reimbursement of Deposits	939	(942)
Increase (Decrease) in Reserve for Reimbursement of Debentures	(1,959)	(5,194)
Interest Income—accrual basis	(1,622,354)	(2,056,327)
Interest Expenses—accrual basis	814,988	1,293,846
Losses (Gains) on Securities	(263,312)	(195,755)
Losses (Gains) on Money Held in Trust	(139)	(40)
Foreign Exchange Losses (Gains)—net	229,892	(170,422)
Losses (Gains) on Disposition of Fixed Assets	1,495	1,976
Losses (Gains) on Cancellation of Employee Retirement Benefit Trust	(26,032)	(7,841)
Decrease (Increase) in Trading Assets	(132,951)	(1,536,520)
Increase (Decrease) in Trading Liabilities	154,664	227,455
Decrease (Increase) in Derivatives other than for Trading Assets	354,027	485,333
Increase (Decrease) in Derivatives other than for Trading Liabilities	(260,185)	(355,068)
Decrease (Increase) in Loans and Bills Discounted	(1,431,302)	(2,407,594)
Increase (Decrease) in Deposits	5,305,719	927,918
Increase (Decrease) in Negotiable Certificates of Deposit	865,593	1,878,841
Increase (Decrease) in Borrowed Money (excluding Subordinated Borrowed Money)	(1,371,484)	(1,800,307)
Decrease (Increase) in Due from Banks (excluding Due from Central Banks)	(9,678)	611,070
Decrease (Increase) in Call Loans, etc.	1,030,590	(4,807,554)
Decrease (Increase) in Guarantee Deposits Paid under Securities Borrowing Transactions	(1,000,475)	1,772,393
Increase (Decrease) in Call Money, etc.	122,103	1,748,141
Increase (Decrease) in Commercial Paper	(37,576)	199,104
Increase (Decrease) in Guarantee Deposits Received under Securities Lending Transactions	(112,466)	(82,249)
Decrease (Increase) in Foreign Exchange Assets	(141,992)	(34,376)
Increase (Decrease) in Foreign Exchange Liabilities	(80,565)	223,848
Increase (Decrease) in Short-term Bonds (Liabilities)	135,837	(6,646)
Increase (Decrease) in Bonds and Notes	(411,073)	286,158
Increase (Decrease) in Due to Trust Accounts	(50,946)	(10,232)
Interest and Dividend Income—cash basis	1,602,227	2,027,241
Interest Expenses—cash basis	(797,725)	(1,250,247)
Other—net	(475,640)	(75,059)

Subtotal	3,139,593	(2,460,479)

Cash Refunded (Paid) in Income Taxes	(172,892)	(175,617)

Net Cash Provided by (Used in) Operating Activities	2,966,701	(2,636,096)

1-12

Mizuho Financial Group, Inc.

	Millions of yen
	For the fiscal year ended March 31, 2018	For the fiscal year ended March 31, 2019
Cash Flow from Investing Activities
Payments for Purchase of Securities	(60,973,137)	(52,363,143)
Proceeds from Sale of Securities	42,292,827	38,799,373
Proceeds from Redemption of Securities	16,679,426	19,211,836
Payments for Increase in Money Held in Trust	(155,042)	(109,630)
Proceeds from Decrease in Money Held in Trust	61,626	94,984
Payments for Purchase of Tangible Fixed Assets	(57,974)	(42,703)
Payments for Purchase of Intangible Fixed Assets	(181,647)	(111,595)
Proceeds from Sale of Tangible Fixed Assets	16,385	7,811
Proceeds from Sale of Intangible Fixed Assets	0	—
Proceeds from Sales of Stocks of Subsidiaries (affecting the scope of consolidation)	1,337	219

Net Cash Provided by (Used in) Investing Activities	(2,316,197)	5,487,153

Cash Flow from Financing Activities
Proceeds from Subordinated Borrowed Money	35,000	10,000
Repayments of Subordinated Borrowed Money	(69,000)	(45,000)
Proceeds from Issuance of Subordinated Bonds	574,000	510,000
Payments for Redemption of Subordinated Bonds	(172,600)	(5,000)
Proceeds from Issuance of Common Stock	3	2
Proceeds from Investments by Non-controlling Shareholders	1,450	3,514
Repayments to Non-controlling Shareholders	(1,065)	(275,079)
Cash Dividends Paid	(190,382)	(190,413)
Cash Dividends Paid to Non-controlling Shareholders	(25,832)	(25,494)
Payments for Repurchase of Treasury Stock	(1,611)	(2,124)
Proceeds from Sale of Treasury Stock	0	952

Net Cash Provided by (Used in) Financing Activities	149,962	(18,640)

Effect of Foreign Exchange Rate Changes on Cash and Cash Equivalents	10,203	(32,656)

Net Increase (Decrease) in Cash and Cash Equivalents	810,670	2,799,759

Cash and Cash Equivalents at the beginning of the fiscal year	45,523,663	46,334,334
Decrease in Cash and Cash Equivalents resulting from Exclusion of Subsidiaries from Consolidation	—	(4,879,218)

Cash and Cash Equivalents at the end of the fiscal year	¥46,334,334	¥44,254,874

1-13

Mizuho Financial Group, Inc.

(5) Notes regarding Consolidated Financial Statements

(Matters Related to the Assumption of Going Concern)

There is no applicable information.

(Business Segment Information)

1. Summary of reportable segment

MHFG has introduced an in-house company system based on the group’s diverse customer segments.

The aim of this system is to leverage MHFG’s strengths and competitive advantage, which is the seamless integration of MHFG’s banking, trust and securities functions under a holding company structure, to speedily provide high-quality financial services that closely match customer needs.

Specifically, the company system is classified into the following five in-house companies, each based on a customer segment: the Retail & Business Banking Company, the Corporate & Institutional Company, the Global Corporate Company, the Global Markets Company, and the Asset Management Company.

The services that each in-house company is in charge of are as follows:

Retail & Business Banking Company:

Services for individual customers, small and medium-sized enterprises and middle market firms in Japan

Corporate & Institutional Company:

Services for large corporations, financial institutions and public corporations in Japan

Global Corporate Company:

Services for Japanese overseas affiliated corporate customers and non-Japanese corporate customers, etc.

Global Markets Company:

Investment services with respect to interest rates, equities and credits, etc., and other services

Asset Management Company:

Development of products and provision of services that match the asset management needs of its wide range of customers from individuals to institutional investors

The reportable segment information, set forth below, is derived from the internal management reporting systems used by management to measure the performance of the Group’s operating segments.

Management measures the performance of each of the operating segments in accordance with internal managerial accounting rules and practices.

2. Calculating method of Gross profits (excluding the amounts of credit costs of trust accounts) + Net gains or losses related to ETFs and others, Net business profits or losses (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) + Net gains or losses related to ETFs and others, and Fixed assets by reportable segment

The following information of reportable segment is based on internal management reporting.

Gross profits (excluding the amounts of credit costs of trust accounts) + Net gains or losses related to ETFs and others is the total amount of Interest Income, Fiduciary Income, Fee and Commission Income, Trading Income, Other Operating Income, and Net gains or losses related to ETFs and others.

Net business profits or losses (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) + Net gains or losses related to ETFs and others is the amount of which General and administrative expenses (excluding non-recurring expenses and others), Equity in income from investments in affiliates, Amortization of goodwill and others (including amortization of intangible assets), and Others (consolidation adjustments) are deducted from, or added to, Gross profits (excluding the amounts of credit costs of trust accounts) + Net gains or losses related to ETFs and others.

Gross profits (excluding the amounts of credit costs of trust accounts) + Net gains or losses related to ETFs and others relating to transactions between segments is based on the current market price.

1-14

Mizuho Financial Group, Inc.

Fixed assets disclosed as asset information by segment are the total amount of tangible fixed assets and intangible fixed assets. Fixed assets pertaining to Mizuho Bank, Ltd., Mizuho Trust & Banking Co., Ltd., and Mizuho Securities Co., Ltd. have been allocated to each segment.

3. Gross profits (excluding the amounts of credit costs of trust accounts) + Net gains or losses related to ETFs and others, Net business profits or losses (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) + Net gains or losses related to ETFs and others, and Fixed assets by reportable segment

	Millions of yen
	MHFG (Consolidated)
	Retail & Business Banking Company	Corporate & Institutional Company	Global Corporate Company	Global Markets Company	Asset Management Company	Others (Note 2)
Gross profits (excluding the amounts of credit costs of trust accounts) + Net gains or losses related to ETFs and others	707,151	473,809	416,096	192,048	49,657	(11,039)	1,827,721
General and administrative expenses (excluding Non-Recurring Losses and others)	713,735	198,135	251,877	203,349	27,232	46,278	1,440,606
Equity in income from investments in affiliates	18,130	872	7,348	—	1,280	23,585	51,215
Amortization of goodwill and others	363	425	369	2,346	8,000	2,067	13,570
Others	—	—	—	—	—	(16,386)	(16,386)
Net business profits or losses (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) + Net gains or losses related to ETFs and others	11,183	276,121	171,198	(13,647)	15,705	(52,186)	408,373
Fixed assets	499,314	225,821	176,921	92,608	111	662,462	1,657,237

(Notes) 1.	Gross profits (excluding the amounts of credit costs of trust accounts) +Net gains or losses related to ETFs and others is reported instead of sales reported by general corporations. Net gains or losses related to ETFs and others amounted to ¥ 14,984 million, of which ¥ 7,280 million is included in the Global Markets Company.

2.	“Others” includes items which should be eliminated as internal transactions between each segment on a consolidated basis.

3.	Fixed assets have been allocated to each segment to enhance the sophistication of management accounting capabilities from the fiscal year ended March 31, 2019.

4.	“Others” in Fixed assets includes assets of headquarters that have not been allocated to each segment, Fixed assets pertaining to consolidated subsidiaries that are not subject to allocation, consolidated adjustments, and others. Among Fixed assets that have not been allocated to each segment, some related expenses are allocated to each segment using the reasonable criteria of allocation.

1-15

Mizuho Financial Group, Inc.

4. The difference between the total amounts of reportable segments and the recorded amounts in the Consolidated Statement of Income, and the contents of the difference (Matters relating to adjustment to difference)

The above amount of Gross profits (excluding the amounts of credit costs of trust accounts) + Net gains or losses related to ETFs and others and that of Net business profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) + Net gains or losses related to ETFs and others derived from internal management reporting by reportable segment are different from the amounts recorded in the Consolidated Statement of Income.

The contents of the difference for the period are as follows:

(1)     The total of Gross profits (excluding the amounts of credit costs of trust accounts) + Net gains or losses related to ETFs and others of Segment Information and Ordinary Profits recorded in the Consolidated Statement of Income

Millions of yen
Amount
Gross profits (excluding the amounts of credit costs of trust accounts) + Net gains or losses related to ETFs and others	1,827,721
Net gains or losses related to ETFs and others	(14,984)
Other Ordinary Income	436,019
General and Administrative Expenses	(1,430,850)
Other Ordinary Expenses	(203,788)

Ordinary Profits recorded in Consolidated Statement of Income	614,118

(2)     The total of Net business profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) + Net gains or losses related to ETFs and others of Segment Information and Income before Income Taxes recorded in the Consolidated Statement of Income

Millions of yen
Amount
Net Business Profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) + Net Gains (Losses) related to ETFs and others	408,373
Credit Costs for Trust Accounts	—
General and Administrative Expenses (non-recurring losses)	23,326
Expenses related to Portfolio Problems (including reversal of (provision for) general reserve for losses on loans)	(30,710)
Gains on Reversal of Reserves for Possible Losses on Loans, and others	11,156
Net Gains (Losses) related to Stocks—Net Gains (Losses) related to ETFs and others	259,879
Net Extraordinary Gains (Losses)	(497,858)
Others	(57,907)

Income before Income Taxes recorded in Consolidated Statement of Income	116,259

1-16

Mizuho Financial Group, Inc.

(Per Share Information)

(Consolidated basis)

		Fiscal 2017	Fiscal 2018
Net Assets per Share of Common Stock		¥357.41	¥345.00
Net Income per Share of Common Stock		¥22.72	¥3.80
Diluted Net Income per Share of Common Stock		¥22.72	¥3.80

1. Total Net Assets per Share of Common Stock is based on the following information:
		Fiscal 2017	Fiscal 2018
Net Assets per Share of Common Stock
Total Net Assets	¥ million	9,821,246	9,194,038
Deductions from Total Net Assets	¥ million	755,403	445,232
Stock Acquisition Rights	¥ million	1,163	707
Non-Controlling Interests	¥ million	754,239	444,525
Net Assets (year-end) related to Common Stock	¥ million	9,065,843	8,748,805
Year-end Outstanding Shares of Common Stock, based on which Total Net Assets per Share of Common Stock was calculated	Thousands of shares	25,364,815	25,358,536

2. Net Income per Share of Common Stock and Diluted Net Income per Share of Common Stock are based on the following information:
		Fiscal 2017	Fiscal 2018
Net Income per Share of Common Stock
Profit Attributable to Owners of Parent	¥ million	576,547	96,566
Amount not attributable to Common Stock	¥ million	—	—
Profit Attributable to Owners of Parent related to Common Stock	¥ million	576,547	96,566
Average Outstanding Shares of Common Stock (during the period)	Thousands of shares	25,366,345	25,362,375

Diluted Net Income per Share of Common Stock
Adjustment to Profit Attributable to Owners of Parent	¥ million	—	—
Increased Number of Shares of Common Stock	Thousands of shares	7,585	4,522
Stock Acquisition Rights	Thousands of shares	7,585	4,522
Description of dilutive securities which were not included in the calculation of Diluted Net Income per Share of Common Stock as they have no dilutive effects		—	—

1-17

Mizuho Financial Group, Inc.

3. In the calculation of Net Assets per Share of Common Stock, MHFG shares outstanding in BBT trust account that were recognized as Treasury Stock in Shareholders’ Equity are included in Treasury Stock shares deducted from the number of issued shares as of March 31, 2018 and 2019. The numbers of such Treasury Stock shares deducted during the period ended March 31, 2018 and 2019 are 13,319 thousand and 18,917 thousand, respectively.

In the calculation of Net Income per Share of Common Stock and Diluted Net Income per Share of Common Stock, such Treasury Stock shares are included in Treasury Stock shares deducted in the calculation of the Average Outstanding Shares of Common Stock during the period. The average numbers of such Treasury Stock shares deducted during the period ended March 31, 2018 and 2019 are 11,815 thousand and 17,195 thousand, respectively.

(Subsequent Events)

There is no applicable information.

1-18

SELECTED FINANCIAL INFORMATION

For Fiscal 2018

<Under Japanese GAAP>

C O N T E N T S

Notes:

“CON”: Consolidated figures for Mizuho Financial Group, Inc. (“MHFG”)

“NON”: Non-consolidated figures for Mizuho Financial Group, Inc., Mizuho Bank, Ltd. (“MHBK”) and Mizuho Trust & Banking Co., Ltd. (“MHTB”)

I. FINANCIAL DATA FOR FISCAL 2018	See above Notes		Page

1. Income Analysis	CON	NON	2- 1

2. Interest Margins (Domestic Operations)	NON		2- 5

3. Use and Source of Funds	NON		2- 6

4. Net Gains/Losses on Securities	CON	NON	2- 7

5. Unrealized Gains/Losses on Securities	CON	NON	2- 9

6. Projected Redemption Amounts for Securities	NON		2- 11

7. Overview of Derivative Transactions Qualifying for Hedge Accounting	NON		2- 12

8. Employee Retirement Benefits	NON	CON	2- 13

9. Capital Ratio	CON	NON	2- 15

II. REVIEW OF CREDITS	See above Notes		Page

1. Status of Non-Accrual, Past Due & Restructured Loans	CON	NON	2- 16

2. Status of Reserves for Possible Losses on Loans	CON	NON	2- 18

3. Reserve Ratios for Non-Accrual, Past Due & Restructured Loans	CON	NON	2- 19

4. Status of Non Performing Loans based on the Financial Reconstruction Act (“FRA”)	CON	NON	2- 20

5. Coverage on Non Performing Loans based on the FRA	NON		2- 22

6. Overview of Non-Performing Loans (“NPLs”)	NON		2- 24

7. Results of Removal of NPLs from the Balance Sheet	NON		2- 25

8. Status of Loans by Industry

(1) Outstanding Balances and Non-Accrual, Past Due & Restructured Loans by Industry	NON		2- 26

(2) Non Performing Loans based on the FRA and Coverage Ratio by Industry	NON		2- 28

9. Housing and Consumer Loans & Loans to Small and Medium-Sized Enterprises (“SMEs”) and Individual Customers

(1) Balance of Housing and Consumer Loans	NON		2- 29

(2) Loans to SMEs and Individual Customers	NON		2- 29

10. Status of Loans by Region	NON		2- 30

III. DEFERRED TAXES	See above Notes		Page

1. Estimation for Calculating Deferred Tax Assets	NON		2- 31

IV. OTHERS	See above Notes		Page

1. Breakdown of Deposits (Domestic Offices)	NON		2- 33

2. Number of Directors and Employees			2- 34

3. Number of Offices			2- 34

4. Earnings Plan for Fiscal 2019	CON	NON	2- 35

Attachments			Page
Mizuho Bank, Ltd.
Comparison of Non-Consolidated Balance Sheets (selected items)			2- 36
Comparison of Non-Consolidated Statements of Income (selected items)			2- 37
Mizuho Trust & Banking Co., Ltd.
Comparison of Non-Consolidated Balance Sheets (selected items)			2- 38
Comparison of Non-Consolidated Statements of Income (selected items)			2- 39
Statement of Trust Assets and Liabilities			2- 40
Comparison of Balances of Principal Items			2- 41
Mizuho Securities Co., Ltd.
Comparison of Non-Consolidated Balance Sheets (selected items)			2- 42
Comparison of Non-Consolidated Statements of Income (selected items)			2- 43

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance.

In many cases, but not all, we use such words as “aim,” “anticipate,” “believe,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “project,” “risk,” “seek,” “should,” “strive,” “target” and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation: incurrence of significant credit-related costs; declines in the value of our securities portfolio; changes in interest rates; foreign currency fluctuations; decrease in the market liquidity of our assets; revised assumptions or other changes related to our pension plans; a decline in our deferred tax assets; the effect of financial transactions entered into for hedging and other similar purposes; failure to maintain required capital adequacy ratio levels; downgrades in our credit ratings; our ability to avoid reputational harm; our ability to implement our Medium-term Business Plan, realize the synergy effects of “One MIZUHO,” and implement other strategic initiatives and measures effectively; the effectiveness of our operational, legal and other risk management policies; the effect of changes in general economic conditions in Japan and elsewhere; and changes to applicable laws and regulations.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3.D. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”), and our report on Form 6-K furnished to the SEC on December 26, 2018, both of which are available in the Financial Information section of our web page at www.mizuho-fg.com/index.html and also at the SEC’s web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

Mizuho Financial Group, Inc.

I. FINANCIAL DATA FOR FISCAL 2018

1. Income Analysis

Consolidated

		(Millions of yen)
		Fiscal 2018
			Change	Fiscal 2017
Consolidated Gross Profits	1	1,812,737	(102,620)	1,915,357
Net Interest Income	2	762,480	(44,885)	807,366
Fiduciary Income	3	55,153	(246)	55,400
Credit Costs for Trust Accounts	4	—	—	—
Net Fee and Commission Income	5	610,427	(3,922)	614,349
Net Trading Income	6	297,367	21,581	275,786
Net Other Operating Income	7	87,306	(75,147)	162,454
General and Administrative Expenses	8	(1,430,850)	58,123	(1,488,973)
Expenses related to Portfolio Problems (including Reversal of (Provision for) General Reserve for Losses on Loans)	9	(30,710)	(13,695)	(17,014)
Losses on Write-offs of Loans	10	(26,366)	(10,824)	(15,542)
Gains on Reversal of Reserves for Possible Losses on Loans, and others	11	11,156	(162,171)	173,327
Net Gains (Losses) related to Stocks	12	274,863	2,828	272,035
Equity in Income from Investments in Affiliates	13	51,215	29,740	21,474
Other	14	(74,293)	19,465	(93,759)

Ordinary Profits	15	614,118	(168,329)	782,447

Net Extraordinary Gains (Losses)	16	(497,858)	(515,364)	17,506
Income before Income Taxes	17	116,259	(683,693)	799,953
Income Taxes - Current	18	(161,376)	28,781	(190,158)
- Deferred	19	163,879	165,348	(1,469)
Profit	20	118,762	(489,564)	608,326
Profit Attributable to Non-controlling Interests	21	(22,196)	9,582	(31,778)

Profit Attributable to Owners of Parent	22	96,566	(479,981)	576,547

Credit-related Costs (including Credit Costs for Trust Accounts)	23	(19,553)	(175,867)	156,313

* Credit-related Costs [23] = Expenses related to Portfolio Problems (including Reversal of (Provision for) General Reserve for Losses on Loans) [9] + Gains on Reversal of Reserves for Possible Losses on Loans, and others [11] + Credit Costs for Trust Accounts [4]

(Reference)
Consolidated Net Business Profits	24	393,389	(64,431)	457,820

* Consolidated Net Business Profits [24] = Consolidated Gross Profits [1] - General and Administrative Expenses (excluding Non-Recurring Losses) + Equity in Income from Investments in Affiliates and certain other consolidation adjustments

Number of consolidated subsidiaries	25	117	(7)	124
Number of affiliates under the equity method	26	22	3	19

2-1

Mizuho Financial Group, Inc.

Aggregate Figures for the 2 Banks

Non-Consolidated

		(Millions of yen)
		Fiscal 2018
		MHBK	MHTB	Aggregate Figures	Change	Fiscal 2017
Gross Profits	1	1,075,028	122,129	1,197,158	(96,192)	1,293,350
Domestic Gross Profits	2	669,461	114,913	784,375	(97,334)	881,709
Net Interest Income	3	456,403	24,033	480,436	(14,543)	494,980
Fiduciary Income	4		54,997	54,997	178	54,819
Trust Fees for Jointly Operated Designated Money Trust	5		3,859	3,859	327	3,531
Credit Costs for Trust Accounts *	6		—	—	—	—
Net Fee and Commission Income	7	245,857	37,615	283,473	(737)	284,211
Net Trading Income	8	(50,555)	(6,019)	(56,575)	(82,800)	26,224
Net Other Operating Income	9	17,755	4,286	22,042	568	21,474
International Gross Profits	10	405,566	7,216	412,782	1,141	411,640
Net Interest Income	11	193,352	2,350	195,702	(18,046)	213,749
Net Fee and Commission Income	12	134,404	(700)	133,703	12,894	120,809
Net Trading Income	13	112,033	7,572	119,605	88,874	30,731
Net Other Operating Income	14	(34,224)	(2,005)	(36,229)	(82,580)	46,350
General and Administrative Expenses (excluding Non-Recurring Losses)	15	(867,184)	(82,207)	(949,392)	15,385	(964,777)
Expense Ratio	16	80.6%	67.3%	79.3%	4.7%	74.5%
Personnel Expenses	17	(337,230)	(39,706)	(376,936)	(40)	(376,896)
Non-Personnel Expenses	18	(481,413)	(39,041)	(520,454)	8,606	(529,060)
Premium for Deposit Insurance	19	(30,615)	(1,304)	(31,919)	986	(32,906)
Miscellaneous Taxes	20	(48,540)	(3,460)	(52,001)	6,819	(58,820)

Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans)	21	207,844	39,921	247,766	(80,807)	328,573
Excluding Net Gains (Losses) related to Bonds	22	315,486	37,836	353,322	4,340	348,982

Reversal of (Provision for) General Reserve for Losses on Loans	23	45,084	(194)	44,890	44,890	—

Net Business Profits	24	252,929	39,727	292,656	(35,916)	328,573
Net Gains (Losses) related to Bonds	25	(107,641)	2,085	(105,556)	(85,147)	(20,409)

Net Non-Recurring Gains (Losses)	26	31,644	15,626	47,271	(240,660)	287,931
Net Gains (Losses) related to Stocks	27	155,777	20,387	176,164	(90,183)	266,347
Expenses related to Portfolio Problems	28	(74,146)	(280)	(74,427)	(59,829)	(14,597)
Gains on Reversal of Reserves for Possible Losses on Loans, and others	29	6,792	—	6,792	(161,058)	167,851
Other	30	(56,779)	(4,479)	(61,259)	70,410	(131,669)

Ordinary Profits	31	284,573	55,354	339,928	(276,576)	616,504

Net Extraordinary Gains (Losses)	32	(492,037)	(2,163)	(494,200)	(517,214)	23,013
Net Gains (Losses) on Disposition of Fixed Assets	33	(179)	(38)	(217)	1,702	(1,919)
Losses on Impairment of Fixed Assets	34	(499,700)	(2,125)	(501,825)	(497,761)	(4,063)
Gains on Cancellation of Employee Retirement Benefit Trust	35	7,841	—	7,841	(18,190)	26,032
Income before Income Taxes (Losses)	36	(207,463)	53,190	(154,272)	(793,790)	639,518
Income Taxes - Current	37	(94,923)	(12,544)	(107,468)	40,977	(148,445)
- Deferred	38	157,943	(1,582)	156,360	154,266	2,093

Net Income (Losses)	39	(144,444)	39,063	(105,380)	(598,546)	493,165

* Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans) for MHTB excludes the amounts of “Credit Costs for Trust Accounts” [6].

Credit-related Costs	40	(22,268)	(474)	(22,743)	(175,997)	153,253

* Credit-related Costs [40] =  Expenses related to Portfolio Problems [28] + Reversal of (Provision for) General Reserve for Losses on Loans [23] + Gains on Reversal of Reserves for Possible Losses on Loans, and others [29] + Credit Costs for Trust Accounts [6]

(Reference) Breakdown of Credit-related Costs
Credit Costs for Trust Accounts	41		—	—	—	—
Reversal of (Provision for) General Reserve for Losses on Loans	42	45,084	(194)	44,890	(94,377)	139,268
Losses on Write-offs of Loans	43	(15,845)	—	(15,845)	(13,852)	(1,993)
Reversal of (Provision for) Specific Reserve for Possible Losses on Loans	44	(46,346)	(280)	(46,627)	(65,207)	18,580
Reversal of (Provision for) Reserve for Possible Losses on Loans to Restructuring Countries	45	(3)	—	(3)	(5)	1
Reversal of (Provision for) Reserve for Contingencies	46	(41)	—	(41)	(37)	(4)
Other (including Losses on Sales of Loans)	47	(5,115)	—	(5,115)	(2,516)	(2,599)
Total	48	(22,268)	(474)	(22,743)	(175,997)	153,253

2-2

Mizuho Financial Group, Inc.

Mizuho Bank

Non-Consolidated

		(Millions of yen)
		Fiscal 2018		Fiscal 2017
			Change
Gross Profits	1	1,075,028	(103,811)	1,178,840
Domestic Gross Profits	2	669,461	(101,037)	770,499
Net Interest Income	3	456,403	(16,193)	472,597
Net Fee and Commission Income	4	245,857	(3,222)	249,080
Net Trading Income	5	(50,555)	(77,114)	26,558
Net Other Operating Income	6	17,755	(4,506)	22,262
International Gross Profits	7	405,566	(2,774)	408,340
Net Interest Income	8	193,352	(11,700)	205,052
Net Fee and Commission Income	9	134,404	12,796	121,608
Net Trading Income	10	112,033	82,530	29,503
Net Other Operating Income	11	(34,224)	(86,400)	52,176
General and Administrative Expenses (excluding Non-Recurring Losses)	12	(867,184)	15,244	(882,428)
Expense Ratio	13	80.6%	5.8%	74.8%
Personnel Expenses	14	(337,230)	100	(337,331)
Non-Personnel Expenses	15	(481,413)	8,246	(489,659)
Premium for Deposit Insurance	16	(30,615)	918	(31,533)
Miscellaneous Taxes	17	(48,540)	6,897	(55,437)

Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans)	18	207,844	(88,567)	296,411
Excluding Net Gains (Losses) related to Bonds	19	315,486	5,199	310,286

Reversal of (Provision for) General Reserve for Losses on Loans	20	45,084	45,084	—
Net Business Profits	21	252,929	(43,482)	296,411
Net Gains (Losses) related to Bonds	22	(107,641)	(93,766)	(13,875)

Net Non-Recurring Gains (Losses)	23	31,644	(231,081)	262,726
Net Gains (Losses) related to Stocks	24	155,777	(81,269)	237,047
Expenses related to Portfolio Problems	25	(74,146)	(59,550)	(14,596)
Gains on Reversal of Reserves for Possible Losses on Loans, and others	26	6,792	(158,128)	164,921
Other	27	(56,779)	67,866	(124,646)

Ordinary Profits	28	284,573	(274,564)	559,137

Net Extraordinary Gains (Losses)	29	(492,037)	(515,808)	23,771
Net Gains (Losses) on Disposition of Fixed Assets	30	(179)	1,846	(2,025)
Losses on Impairment of Fixed Assets	31	(499,700)	(496,500)	(3,199)
Gains on Cancellation of Employee Retirement Benefit Trust	32	7,841	(18,190)	26,032
Income before Income Taxes (Losses)	33	(207,463)	(790,372)	582,908
Income Taxes - Current	34	(94,923)	40,424	(135,348)
- Deferred	35	157,943	156,610	1,332

Net Income (Losses)	36	(144,444)	(593,337)	448,893

Credit-related Costs	37	(22,268)	(172,594)	150,325

* Credit-related Costs [37] =  Expenses related to Portfolio Problems [25] + Reversal of (Provision for) General Reserve for Losses on Loans [20] + Gains on Reversal of Reserves for Possible Losses on Loans, and others [26]

(Reference) Breakdown of Credit-related Costs
Reversal of (Provision for) General Reserve for Losses on Loans	38	45,084	(91,327)	136,412
Losses on Write-offs of Loans	39	(15,845)	(13,853)	(1,991)
Reversal of (Provision for) Specific Reserve for Possible Losses on Loans	40	(46,346)	(64,853)	18,506
Reversal of (Provision for) Reserve for Possible Losses on Loans to Restructuring Countries	41	(3)	(5)	1
Reversal of (Provision for) Reserve for Contingencies	42	(41)	(37)	(4)
Other (including Losses on Sales of Loans)	43	(5,115)	(2,516)	(2,599)
Total	44	(22,268)	(172,594)	150,325

2-3

Mizuho Financial Group, Inc.

Mizuho Trust & Banking

Non-Consolidated

		(Millions of yen)
		Fiscal 2018		Fiscal 2017
			Change
Gross Profits	1	122,129	7,619	114,510
Domestic Gross Profits	2	114,913	3,702	111,210
Net Interest Income	3	24,033	1,649	22,383
Fiduciary Income	4	54,997	178	54,819
Trust Fees for Jointly Operated Designated Money Trust	5	3,859	327	3,531
Credit Costs for Trust Accounts *	6	—	—	—
Net Fee and Commission Income	7	37,615	2,485	35,130
Net Trading Income	8	(6,019)	(5,685)	(333)
Net Other Operating Income	9	4,286	5,075	(788)
International Gross Profits	10	7,216	3,916	3,300
Net Interest Income	11	2,350	(6,346)	8,696
Net Fee and Commission Income	12	(700)	98	(798)
Net Trading Income	13	7,572	6,344	1,228
Net Other Operating Income	14	(2,005)	3,820	(5,825)
General and Administrative Expenses (excluding Non-Recurring Losses)	15	(82,207)	141	(82,349)
Expense Ratio	16	67.3%	(4.6%)	71.9%
Personnel Expenses	17	(39,706)	(140)	(39,565)
Non-Personnel Expenses	18	(39,041)	359	(39,400)
Premium for Deposit Insurance	19	(1,304)	68	(1,372)
Miscellaneous Taxes	20	(3,460)	(77)	(3,382)

Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans)	21	39,921	7,760	32,161
Excluding Net Gains (Losses) related to Bonds	22	37,836	(858)	38,695

Reversal of (Provision for) General Reserve for Losses on Loans	23	(194)	(194)	—

Net Business Profits	24	39,727	7,566	32,161
Net Gains (Losses) related to Bonds	25	2,085	8,619	(6,533)

Net Non-Recurring Gains (Losses)	26	15,626	(9,578)	25,205
Net Gains (Losses) related to Stocks	27	20,387	(8,913)	29,300
Expenses related to Portfolio Problems	28	(280)	(279)	(1)
Gains on Reversal of Reserves for Possible Losses on Loans, and others	29	—	(2,929)	2,929
Other	30	(4,479)	2,543	(7,023)

Ordinary Profits	31	55,354	(2,012)	57,366

Net Extraordinary Gains (Losses)	32	(2,163)	(1,405)	(757)
Net Gains (Losses) on Disposition of Fixed Assets	33	(38)	(144)	106
Losses on Impairment of Fixed Assets	34	(2,125)	(1,261)	(864)
Income before Income Taxes	35	53,190	(3,418)	56,609
Income Taxes - Current	36	(12,544)	553	(13,097)
- Deferred	37	(1,582)	(2,344)	761

Net Income	38	39,063	(5,209)	44,272

* Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans) excludes the amounts of “Credit Costs for Trust Accounts” [6].

Credit-related Costs	39	(474)	(3,402)	2,927

* Credit-related Costs [39]   =  Expenses related to Portfolio Problems [28] + Reversal of (Provision for) General Reserve for Losses on Loans [23] + Gains on Reversal of Reserves for Possible Losses on Loans, and others [29] + Credit Costs for Trust Accounts [6]

(Reference) Breakdown of Credit-related Costs
Credit Costs for Trust Accounts	40	—	—	—
Reversal of (Provision for) General Reserve for Losses on Loans	41	(194)	(3,050)	2,855
Losses on Write-offs of Loans	42	—	1	(1)
Reversal of (Provision for) Specific Reserve for Possible Losses on Loans	43	(280)	(354)	73

Reversal of (Provision for) Reserve for Possible Losses on Loans to Restructuring Countries	44	—	(0)	0
Reversal of (Provision for) Reserve for Contingencies	45	—	—	—
Other (including Losses on Sales of Loans)	46	—	—	—
Total	47	(474)	(3,402)	2,927

2-4

Mizuho Financial Group, Inc.

2. Interest Margins (Domestic Operations)

Non-Consolidated

			(%)
			Fiscal 2018		Fiscal 2017
Mizuho Bank				Change

Return on Interest-Earning Assets		1	0.47	(0.03)	0.51
Return on Loans and Bills Discounted *1		2	0.79	(0.03)	0.82
Return on Securities		3	0.51	0.09	0.42
Cost of Funding (including Expenses)		4	0.68	(0.05)	0.73
Cost of Deposits (including Expenses)		5	0.70	(0.06)	0.76
Cost of Deposits *2		6	0.00	(0.00)	0.00
Cost of Other External Liabilities		7	0.37	0.01	0.36

Net Interest Margin	(1)-(4)	8	(0.21)	0.01	(0.22)
Loan and Deposit Rate Margin (including Expenses)	(2)-(5)	9	0.09	0.03	0.06
Loan and Deposit Rate Margin	(2)-(6)	10	0.79	(0.02)	0.82

*1 Return on Loans and Bills Discounted excludes loans to financial institutions (including MHFG).
*2 Deposits include Negotiable Certificates of Deposit (“NCDs”).

(Reference) After excluding loans to the Japanese government and others
Return on Loans and Bills Discounted		11	0.83	(0.04)	0.87
Loan and Deposit Rate Margin (including Expenses)	(11)-(5)	12	0.12	0.01	0.10
Loan and Deposit Rate Margin	(11)-(6)	13	0.82	(0.04)	0.86

			(%)
			Fiscal 2018		Fiscal 2017
Mizuho Trust & Banking				Change

Return on Interest-Earning Assets		14	0.51	0.02	0.48
Return on Loans and Bills Discounted *1		15	0.61	(0.02)	0.64
Return on Securities		16	1.52	0.52	0.99
Cost of Funding		17	0.08	(0.00)	0.09
Cost of Deposits *2		18	0.02	(0.00)	0.02

Net Interest Margin	(14)-(17)	19	0.42	0.03	0.39
Loan and Deposit Rate Margin	(15)-(18)	20	0.59	(0.02)	0.61

*1 Return on Loans and Bills Discounted excludes loans to financial institutions (including MHFG).
*2 Deposits include NCDs.

(Reference) After excluding loans to the Japanese government and others
Return on Loans and Bills Discounted		21	0.64	(0.03)	0.68
Loan and Deposit Rate Margin	(21)-(18)	22	0.62	(0.03)	0.65

(Reference)			(%)
			Fiscal 2018		Fiscal 2017
Aggregate Figures for the 2 Banks				Change

Return on Loans and Bills Discounted *1		23	0.78	(0.02)	0.81
Cost of Deposits *2		24	0.00	(0.00)	0.00

Loan and Deposit Rate Margin	(23)-(24)	25	0.78	(0.02)	0.81

*1 Return on Loans and Bills Discounted excludes loans to financial institutions (including MHFG).
*2 Deposits include NCDs.

(Reference) After excluding loans to the Japanese government and others
Return on Loans and Bills Discounted		26	0.81	(0.04)	0.86
Loan and Deposit Rate Margin	(26)-(24)	27	0.81	(0.04)	0.85

2-5

Mizuho Financial Group, Inc.

3. Use and Source of Funds

Non-Consolidated

Mizuho Bank

	(Millions of yen, %)
	Fiscal 2018				Fiscal 2017
			Change
	Average Balance	Rate	Average Balance	Rate	Average Balance	Rate
(Total)

Use of Funds	151,978,115	1.10	4,792,532	0.20	147,185,582	0.90
Loans and Bills Discounted	74,429,750	1.51	4,166,660	0.25	70,263,089	1.25
Securities	30,764,651	0.91	(1,171,870)	0.08	31,936,522	0.82

Source of Funds	152,197,861	0.67	6,039,578	0.23	146,158,282	0.44
Deposits	114,456,329	0.39	4,606,992	0.14	109,849,336	0.25
NCDs	13,185,359	0.97	1,938,092	0.39	11,247,266	0.57

(Domestic Operations)

Use of Funds	105,894,071	0.47	3,605,710	(0.03)	102,288,361	0.51
Loans and Bills Discounted	47,085,056	0.78	820,399	(0.03)	46,264,657	0.81
Securities	19,315,514	0.51	(741,895)	0.09	20,057,409	0.42

Source of Funds	105,462,967	0.04	4,210,737	(0.00)	101,252,229	0.04
Deposits	89,492,898	0.00	3,675,308	(0.00)	85,817,590	0.00
NCDs	6,757,553	0.00	889,462	0.00	5,868,090	0.00

(International Operations)

Use of Funds	49,959,962	2.37	2,175,124	0.61	47,784,837	1.75
Loans and Bills Discounted	27,344,694	2.77	3,346,261	0.67	23,998,432	2.09
Securities	11,449,137	1.58	(429,975)	0.07	11,879,112	1.50

Source of Funds	50,610,811	1.96	2,817,143	0.63	47,793,668	1.32
Deposits	24,963,431	1.78	931,684	0.66	24,031,746	1.12
NCDs	6,427,806	1.99	1,048,630	0.79	5,379,176	1.20

Mizuho Trust & Banking (Banking Account)
	(Millions of yen, %)
	Fiscal 2018				Fiscal 2017
			Change
	Average Balance	Rate	Average Balance	Rate	Average Balance	Rate
(Total)

Use of Funds	6,297,733	0.67	(37,484)	(0.00)	6,335,217	0.68
Loans and Bills Discounted	3,366,727	0.79	9,357	0.03	3,357,370	0.75
Securities	898,072	1.53	(124,176)	0.19	1,022,248	1.34

Source of Funds	6,783,233	0.24	188,969	0.05	6,594,263	0.19
Deposits	3,467,183	0.03	46,473	0.00	3,420,709	0.03
NCDs	414,145	0.01	99,189	(0.00)	314,956	0.01

(Domestic Operations)

Use of Funds	5,784,050	0.51	(16,676)	0.02	5,800,727	0.48
Loans and Bills Discounted	3,120,974	0.61	13,042	(0.02)	3,107,932	0.64
Securities	570,355	1.52	(108,157)	0.52	678,513	0.99

Source of Funds	6,252,251	0.08	205,402	(0.00)	6,046,848	0.09
Deposits	3,453,426	0.02	41,485	(0.00)	3,411,941	0.02
NCDs	414,145	0.01	99,189	(0.00)	314,956	0.01

(International Operations)

Use of Funds	597,968	2.20	(23,412)	(0.35)	621,380	2.55
Loans and Bills Discounted	245,752	3.01	(3,685)	0.82	249,437	2.18
Securities	327,716	1.55	(16,018)	(0.46)	343,735	2.02

Source of Funds	615,267	1.75	(19,037)	0.62	634,305	1.13
Deposits	13,756	1.84	4,988	0.89	8,768	0.95
NCDs	—	—	—	—	—	—

2-6

Mizuho Financial Group, Inc.

4. Net Gains/Losses on Securities

Consolidated

	(Millions of yen)
	Fiscal 2018		Fiscal 2017
		Change
Net Gains (Losses) related to Bonds	(109,359)	(88,586)	(20,773)
Gains on Sales and Others	72,682	1,756	70,926
Losses on Sales and Others	(175,074)	(86,302)	(88,772)
Impairment (Devaluation)	(1,259)	786	(2,045)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	(5,708)	(4,827)	(881)

	Fiscal 2018		Fiscal 2017
		Change
Net Gains (Losses) related to Stocks	274,863	2,828	272,035
Gains on Sales	351,049	34,578	316,471
Losses on Sales	(45,847)	(17,755)	(28,092)
Impairment (Devaluation)	(5,795)	(621)	(5,174)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	(24,542)	(13,373)	(11,169)

Non-Consolidated

Aggregate Figures for the 2 Banks

	(Millions of yen)
	Fiscal 2018		Fiscal 2017
		Change
Net Gains (Losses) related to Bonds	(105,556)	(85,147)	(20,409)
Gains on Sales and Others	76,554	5,209	71,345
Losses on Sales and Others	(175,143)	(85,315)	(89,827)
Impairment (Devaluation)	(1,259)	(213)	(1,045)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	(5,708)	(4,827)	(881)

	Fiscal 2018		Fiscal 2017
		Change
Net Gains (Losses) related to Stocks	176,164	(90,183)	266,347
Gains on Sales	254,801	(53,264)	308,066
Losses on Sales	(45,956)	(19,245)	(26,710)
Impairment (Devaluation)	(7,767)	(4,248)	(3,519)
Reversal of (Provision for) Reserve for Possible Losses on Investments	(370)	(50)	(319)
Gains (Losses) on Derivatives other than for Trading	(24,542)	(13,373)	(11,169)

2-7

Mizuho Financial Group, Inc.

Mizuho Bank	(Millions of yen)
	Fiscal 2018		Fiscal 2017
		Change
Net Gains (Losses) related to Bonds	(107,641)	(93,766)	(13,875)
Gains on Sales and Others	68,501	1,254	67,247
Losses on Sales and Others	(170,433)	(90,936)	(79,496)
Impairment (Devaluation)	(1,259)	(213)	(1,045)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	(4,451)	(3,870)	(580)

	Fiscal 2018		Fiscal 2017
		Change
Net Gains (Losses) related to Stocks	155,777	(81,269)	237,047
Gains on Sales	225,559	(52,843)	278,402
Losses on Sales	(39,757)	(14,560)	(25,197)
Impairment (Devaluation)	(7,321)	(3,861)	(3,460)
Reversal of (Provision for) Reserve for Possible Losses on Investments	(370)	(50)	(319)
Gains (Losses) on Derivatives other than for Trading	(22,332)	(9,953)	(12,378)

Mizuho Trust & Banking	(Millions of yen)
	Fiscal 2018		Fiscal 2017
		Change
Net Gains (Losses) related to Bonds	2,085	8,619	(6,533)
Gains on Sales and Others	8,052	3,954	4,098
Losses on Sales and Others	(4,710)	5,621	(10,331)
Impairment (Devaluation)	—	—	—
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	(1,257)	(956)	(300)

	Fiscal 2018		Fiscal 2017
		Change
Net Gains (Losses) related to Stocks	20,387	(8,913)	29,300
Gains on Sales	29,241	(421)	29,663
Losses on Sales	(6,198)	(4,685)	(1,513)
Impairment (Devaluation)	(446)	(386)	(59)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	(2,210)	(3,419)	1,209

2-8

Mizuho Financial Group, Inc.

5. Unrealized Gains/Losses on Securities

•	Securities for which it is deemed to be extremely difficult to determine the fair value are excluded.

Consolidated

(1) Other Securities

	(Millions of yen)
	As of March 31, 2019				As of March 31, 2018
	Book Value (=Fair Value)	Unrealized Gains/Losses			Book Value (=Fair Value)	Unrealized Gains/Losses
			Gains	Losses			Gains	Losses
Other Securities	27,847,545	1,689,866	1,883,436	193,570	31,581,138	1,954,226	2,258,682	304,455
Japanese Stocks	3,143,560	1,723,661	1,774,459	50,797	3,582,240	2,017,372	2,050,964	33,592
Japanese Bonds	14,786,949	5,270	37,284	32,014	16,535,604	5,411	37,822	32,411
Japanese Government Bonds	11,896,134	5,921	8,755	2,834	13,332,094	616	10,257	9,640
Other	9,917,034	(39,065)	71,692	110,757	11,463,293	(68,557)	169,894	238,451
Foreign Bonds	7,418,321	23,694	35,306	11,611	8,329,141	(166,095)	11,647	177,743

*   In addition to “Securities” on the consolidated balance sheets, NCDs in “Cash and Due from Banks,” certain items in “Other Debt Purchased” and certain items in “Other Assets” are also included.

*   Fair value of Japanese stocks with a quoted market price is determined based on the average quoted market price over the month preceding the consolidated balance sheet date.

     Fair value of securities other than Japanese stocks is determined at the quoted market price if available, or other reasonable value at the consolidated balance sheet date.

*   The book values of Other Securities which have readily determinable fair value are stated at fair value, so Unrealized Gains/Losses indicate the difference between book values on the consolidated balance sheets and the acquisition costs.

*   Unrealized Gains/Losses include ¥38,000 million and ¥28,273 million, which were recognized in the statement of income for March 31, 2019 and March 31, 2018, respectively, by applying the fair-value hedge method. As a result, the base amounts to be recorded directly to Net Assets after tax and consolidation adjustments as of March 31, 2019 and March 31, 2018 are ¥1,651,865 million and ¥1,925,952 million, respectively.

*   Unrealized Gains (Losses) on Other Securities, net of Taxes (recorded directly to Net Assets after tax and consolidation adjustments, excluding the amount recognized in the statement of income by applying the fair-value hedge method, including translation differences regarding securities, the fair values of which are extremely difficult to determine) as of March 31, 2019 and March 31, 2018 are ¥1,186,401 million and ¥1,392,392 million, respectively.

(2) Bonds Held to Maturity

	(Millions of yen)
	As of March 31, 2019				As of March 31, 2018
	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses
			Gains	Losses			Gains	Losses
Bonds Held to Maturity	1,602,209	7,378	19,907	12,528	2,515,830	6,016	24,472	18,455

Non-Consolidated

(1) Other Securities

Aggregate Figures for the 2 Banks

	(Millions of yen)
	As of March 31, 2019				As of March 31, 2018
	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses
	(=Fair Value)		Gains	Losses	(=Fair Value)		Gains	Losses
Other Securities	27,416,537	1,617,290	1,813,859	196,568	30,460,639	1,742,560	2,048,445	305,884
Japanese Stocks	3,064,419	1,654,186	1,708,161	53,974	3,487,425	1,929,319	1,966,186	36,866
Japanese Bonds	14,764,299	5,258	37,271	32,012	16,248,134	5,544	37,804	32,260
Japanese Government Bonds	11,877,711	5,913	8,745	2,832	13,309,191	611	10,246	9,634
Other	9,587,819	(42,155)	68,426	110,581	10,725,080	(192,303)	44,454	236,757
Foreign Bonds	7,196,583	23,108	34,617	11,508	8,029,279	(165,125)	10,979	176,105

Mizuho Bank
Other Securities	26,622,049	1,521,244	1,707,856	186,612	29,418,125	1,617,868	1,909,248	291,380
Japanese Stocks	2,880,149	1,557,759	1,608,371	50,611	3,260,188	1,800,836	1,834,258	33,422
Japanese Bonds	14,500,458	4,637	36,525	31,887	15,784,809	4,483	36,164	31,680
Japanese Government Bonds	11,687,096	5,853	8,594	2,740	12,918,767	68	9,164	9,095
Other	9,241,441	(41,152)	62,959	104,112	10,373,126	(187,451)	38,825	226,276
Foreign Bonds	6,973,236	20,431	31,940	11,508	7,870,983	(159,166)	10,781	169,948

Mizuho Trust & Banking
Other Securities	794,488	96,046	106,002	9,956	1,042,514	124,692	139,196	14,504
Japanese Stocks	184,269	96,427	99,790	3,362	227,236	128,483	131,928	3,444
Japanese Bonds	263,840	621	745	124	463,324	1,060	1,639	579
Japanese Government Bonds	190,614	59	151	91	390,424	542	1,081	539
Other	346,377	(1,002)	5,466	6,469	351,953	(4,851)	5,629	10,480
Foreign Bonds	223,347	2,676	2,676	—	158,295	(5,959)	198	6,157

*	In addition to “Securities” on the balance sheets, NCDs in “Cash and Due from Banks” and certain items in “Other Debt Purchased” are also included.
*	Fair value of Japanese stocks with a quoted market price is determined based on the average quoted market price over the month preceding the balance sheet date.
Fair value of securities other than Japanese stocks is determined at the quoted market price if available, or other reasonable value at the balance sheet date.
*

The book values of Other Securities which have readily determinable fair value are stated at fair value, so Unrealized Gains/Losses indicate the difference between book values on the balance sheets and the acquisition costs.

*

Unrealized Gains/Losses include ¥38,000 million and ¥28,273 million, which were recognized in the statement of income (aggregate figures for the 2 banks) for March 31, 2019 and March 31, 2018, respectively, by applying the fair-value hedge method. As a result, the base amounts to be recorded directly to Net Assets after tax adjustment (aggregate figures for the 2 banks) as of March 31, 2019 and March 31, 2018 are ¥1,579,289 million and ¥1,714,286 million, respectively.

*

Unrealized Gains (Losses) on Other Securities, net of Taxes (recorded directly to Net Assets after tax adjustment, excluding the amount recognized in the statement of income by applying the fair-value hedge method including translation differences regarding securities, the fair values of which are extremely difficult to determine) as of March 31, 2019 and March 31, 2018 are as follows:

	(Millions of yen)
	As of March 31, 2019	As of March 31, 2018
Aggregate Figures	1,147,453	1,258,468
Mizuho Bank	1,071,157	1,159,210
Mizuho Trust & Banking	76,295	99,258

2-9

Mizuho Financial Group, Inc.

(2) Bonds Held to Maturity

Aggregate Figures for the 2 Banks

	(Millions of yen)
	As of March 31, 2019				As of March 31, 2018
		Unrealized Gains/Losses				Unrealized Gains/Losses
	Book Value		Gains	Losses	Book Value		Gains	Losses
Aggregate Figures	1,602,209	7,378	19,907	12,528	2,515,830	6,016	24,472	18,455
Mizuho Bank	1,602,209	7,378	19,907	12,528	2,515,830	6,016	24,472	18,455
Mizuho Trust & Banking	—	—	—	—	—	—	—	—
(3) Investment in Subsidiaries and Affiliates Aggregate Figures for the 2 Banks

	(Millions of yen)
	As of March 31, 2019				As of March 31, 2018
		Unrealized Gains/Losses				Unrealized Gains/Losses
	Book Value		Gains	Losses	Book Value		Gains	Losses
Aggregate Figures	135,763	176,806	176,806	—	108,663	216,069	218,407	2,338
Mizuho Bank	135,763	176,806	176,806	—	108,663	216,069	218,407	2,338
Mizuho Trust & Banking	—	—	—	—	—	—	—	—

(Reference)

Unrealized Gains/Losses on Other Securities

(the base amount to be recorded directly to Net Assets after tax and other necessary adjustments)

For certain Other Securities, Unrealized Gains/Losses were recognized in the statement of income by applying the fair-value hedge method. Unrealized Gains/Losses on Other Securities after excluding such Income/Loss (the “base amount”) are recorded directly to Net Assets after tax and other necessary adjustments.

The base amount is as follows:

Consolidated

	(Millions of yen)
	As of March 31, 2019		As of March 31, 2018
	Unrealized Gains/Losses		Unrealized Gains/Losses
		Change
Other Securities	1,651,865	(274,087)	1,925,952
Japanese Stocks	1,687,650	(296,621)	1,984,272
Japanese Bonds	5,270	(141)	5,411
Japanese Government Bonds	5,921	5,304	616
Other	(41,055)	22,675	(63,731)
Foreign Bonds	21,704	182,974	(161,269)

Non-Consolidated

Aggregate Figures for the 2 Banks

	(Millions of yen)
	As of March 31, 2019		As of March 31, 2018
	Unrealized Gains/Losses		Unrealized Gains/Losses
		Change
Other Securities	1,579,289	(134,997)	1,714,286
Japanese Stocks	1,618,175	(278,044)	1,896,219
Japanese Bonds	5,258	(285)	5,544
Japanese Government Bonds	5,913	5,301	611
Other	(44,145)	143,332	(187,477)
Foreign Bonds	21,118	181,418	(160,299)

2-10

Mizuho Financial Group, Inc.

6. Projected Redemption Amounts for Securities

•	The redemption schedule by term for Bonds Held to Maturity and Other Securities with maturities is as follows:

Non-Consolidated

Aggregate Figures for the 2 Banks

	(Billions of yen)
	Maturity as of March 31, 2019				Change				Maturity as of March 31, 2018
	Within 1 year	1 - 5 years	5 - 10 years	Over 10 years	Within 1 year	1 - 5 years	5 - 10 years	Over 10 years	Within 1 year	1 - 5 years	5 - 10 years	Over 10 years
Japanese Bonds	8,817.6	4,016.9	2,137.5	828.3	1,278.6	(2,896.5)	(593.8)	(66.7)	7,539.0	6,913.5	2,731.3	895.0
Japanese Government Bonds	8,454.7	2,698.1	1,524.4	245.0	1,356.0	(3,030.1)	(705.6)	145.0	7,098.6	5,728.2	2,230.0	100.0
Japanese Local Government Bonds	7.2	118.1	77.3	4.7	(24.7)	0.3	(3.7)	0.3	31.9	117.7	81.1	4.4
Japanese Corporate Bonds	355.7	1,200.7	535.7	578.5	(52.6)	133.1	115.5	(212.0)	408.3	1,067.6	420.1	790.6
Other	3,709.9	1,597.3	959.5	1,709.8	815.8	(278.4)	(1,034.1)	(565.8)	2,894.1	1,875.8	1,993.6	2,275.6

Mizuho Bank

Japanese Bonds	8,672.3	3,936.6	2,100.4	828.3	1,283.6	(2,716.0)	(584.0)	(66.7)	7,388.6	6,652.7	2,684.5	895.0
Japanese Government Bonds	8,319.7	2,663.1	1,504.4	245.0	1,370.6	(2,849.1)	(705.6)	145.0	6,949.0	5,512.2	2,210.0	100.0
Japanese Local Government Bonds	6.7	117.1	77.3	4.7	(25.0)	0.8	(3.7)	0.3	31.7	116.2	81.1	4.4
Japanese Corporate Bonds	345.8	1,156.4	518.6	578.5	(61.9)	132.1	125.2	(212.0)	407.8	1,024.2	393.3	790.6
Other	3,708.8	1,546.7	808.8	1,684.9	816.5	(311.8)	(1,068.2)	(554.1)	2,892.3	1,858.6	1,877.1	2,239.0

Mizuho Trust & Banking

Japanese Bonds	145.2	80.3	37.0	—	(5.0)	(180.5)	(9.7)	—	150.3	260.8	46.8	—
Japanese Government Bonds	135.0	35.0	20.0	—	(14.6)	(181.0)	—	—	149.6	216.0	20.0	—
Japanese Local Government Bonds	0.4	1.0	—	—	0.3	(0.4)	—	—	0.1	1.4	—	—
Japanese Corporate Bonds	9.8	44.2	17.0	—	9.2	0.9	(9.7)	—	0.5	43.3	26.8	—
Other	1.1	50.6	150.6	24.9	(0.6)	33.4	34.1	(11.6)	1.8	17.1	116.4	36.5

2-11

Mizuho Financial Group, Inc.

7. Overview of Derivative Transactions Qualifying for Hedge Accounting

Non-Consolidated

•	Notional Amounts of Interest Rate Swaps (qualifying for hedge accounting (deferred method)) by Remaining Contractual Term

Aggregate Figures for the 2 Banks

	(Billions of yen)
	As of March 31, 2019				Change				As of March 31, 2018
	Within 1 year	1 - 5 years	Over 5 years	Total	Within 1 year	1 - 5 years	Over 5 years	Total	Within 1 year	1 - 5 years	Over 5 years	Total
Receive Fixed / Pay Float	3,292.9	9,688.1	9,413.6	22,394.7	(1,189.8)	(1,491.6)	(175.0)	(2,856.5)	4,482.8	11,179.7	9,588.6	25,251.2
Receive Float / Pay Fixed	230.5	2,247.9	5,091.2	7,569.7	25.7	803.1	(540.1)	288.7	204.7	1,444.8	5,631.4	7,281.0
Receive Float / Pay Float	—	—	—	—	—	—	—	—	—	—	—	—
Receive Fixed / Pay Fixed	—	—	—	—	—	—	—	—	—	—	—	—
Total	3,523.4	11,936.1	14,504.9	29,964.5	(1,164.1)	(688.5)	(715.2)	(2,567.8)	4,687.5	12,624.6	15,220.1	32,532.3

Mizuho Bank

Receive Fixed / Pay Float	3,292.9	9,688.1	9,413.6	22,394.7	(1,189.8)	(1,491.6)	(175.0)	(2,856.5)	4,482.8	11,179.7	9,588.6	25,251.2
Receive Float / Pay Fixed	230.5	2,157.9	4,946.2	7,334.7	62.2	883.1	(595.1)	350.2	168.2	1,274.8	5,541.4	6,984.5
Receive Float / Pay Float	—	—	—	—	—	—	—	—	—	—	—	—
Receive Fixed / Pay Fixed	—	—	—	—	—	—	—	—	—	—	—	—
Total	3,523.4	11,846.1	14,359.9	29,729.5	(1,127.6)	(608.5)	(770.2)	(2,506.3)	4,651.0	12,454.6	15,130.1	32,235.8

Mizuho Trust & Banking

Receive Fixed / Pay Float	—	—	—	—	—	—	—	—	—	—	—	—
Receive Float / Pay Fixed	—	90.0	145.0	235.0	(36.4)	(80.0)	55.0	(61.4)	36.4	170.0	90.0	296.4
Receive Float / Pay Float	—	—	—	—	—	—	—	—	—	—	—	—
Receive Fixed / Pay Fixed	—	—	—	—	—	—	—	—	—	—	—	—
Total	—	90.0	145.0	235.0	(36.4)	(80.0)	55.0	(61.4)	36.4	170.0	90.0	296.4

(Reference)

Deferred Hedge Gains/Losses on Derivative Transactions Qualifying for Hedge Accounting

	(Billions of yen)
	As of March 31, 2019			Change			As of March 31, 2018
	Deferred Hedge Gains/Losses			Deferred Hedge Gains/Losses			Deferred Hedge Gains/Losses
	Gains	Losses		Gains	Losses		Gains	Losses
Aggregate Figures	932.1	973.5	(41.3)	203.6	138.3	65.3	728.5	835.1	(106.6)
Mizuho Bank	848.0	887.1	(39.0)	215.2	145.2	69.9	632.8	741.8	(109.0)
Mizuho Trust & Banking	84.0	86.3	(2.3)	(11.6)	(6.9)	(4.6)	95.6	93.3	2.3

Note: Above figures reflect all derivative transactions qualifying for hedge accounting, and are before net of applicable income taxes and others.

2-12

Mizuho Financial Group, Inc.

8. Employee Retirement Benefits

Non-Consolidated

Retirement Benefit Obligations

Aggregate Figures for the 2 Banks

		(Millions of yen)
		Fiscal 2018	Change	Fiscal 2017
Retirement Benefit Obligations	(A)	1,245,869	9,421	1,236,447
Discount Rate (%)		0.00~0.70		0.02~0.98

Total Fair Value of Plan Assets	(B)	2,157,954	(8,109)	2,166,064
Unrecognized Actuarial Differences	(C)	(374,443)	48,127	(422,570)
Prepaid Pension Cost	(B)+(C)-(A)	537,641	30,595	507,046

Mizuho Bank

Retirement Benefit Obligations	(A)	1,096,412	7,001	1,089,411
Discount Rate (%)		0.00~0.70		0.02~0.98

Total Fair Value of Plan Assets	(B)	1,922,809	(20,391)	1,943,201
Unrecognized Actuarial Differences	(C)	(344,521)	51,814	(396,336)
Prepaid Pension Cost	(B)+(C)-(A)	481,875	24,421	457,453

Mizuho Trust & Banking

Retirement Benefit Obligations	(A)	149,456	2,420	147,036
Discount Rate (%)		0.00~0.70		0.02~0.98

Total Fair Value of Plan Assets	(B)	235,145	12,281	222,863
Unrecognized Actuarial Differences	(C)	(29,922)	(3,687)	(26,234)
Prepaid Pension Cost	(B)+(C)-(A)	55,766	6,173	49,592

2-13

Mizuho Financial Group, Inc.

Income (Expenses) related to Employee Retirement Benefits

Aggregate Figures for the 2 Banks

	(Millions of yen)
	Fiscal 2018	Change	Fiscal 2017
Service Cost	(28,331)	(866)	(27,465)
Interest Cost	(4,205)	440	(4,646)
Expected Return on Plan Assets	32,901	2,570	30,331
Accumulation (Amortization) of Unrecognized Actuarial Differences	31,162	53,385	(22,223)
Gains on Cancellation of Employee Retirement Benefit Trust	7,841	(18,190)	26,032
Other	(2,238)	152	(2,391)

Total	37,131	37,493	(362)

Note: Gains on Cancellation of Employee Retirement Benefit Trust is recorded to Extraordinary Gains.

Mizuho Bank

	(Millions of yen)
	Fiscal 2018	Change	Fiscal 2017
Service Cost	(24,107)	(739)	(23,367)
Interest Cost	(3,701)	392	(4,094)
Expected Return on Plan Assets	29,419	1,860	27,558
Accumulation (Amortization) of Unrecognized Actuarial Differences	30,541	48,591	(18,050)
Gains on Cancellation of Employee Retirement Benefit Trust	7,841	(18,190)	26,032
Other	(1,993)	191	(2,184)

Total	37,999	32,105	5,894

Note: Gains on Cancellation of Employee Retirement Benefit Trust is recorded to Extraordinary Gains.

Mizuho Trust & Banking

		(Millions of yen)
		Fiscal 2018	Change	Fiscal 2017
Service Cost		(4,224)	(126)	(4,097)
Interest Cost		(503)	48	(552)
Expected Return on Plan Assets		3,482	710	2,772
Accumulation (Amortization) of Unrecognized Actuarial Differences		621	4,794	(4,172)
Other		(244)	(38)	(206)

Total		(868)	5,388	(6,256)

Consolidated Retirement Benefit Obligations
		(Millions of yen)
		As of March 31, 2019	Change	As of March 31, 2018
Retirement Benefit Obligations	(A)	1,462,237	20,854	1,441,383
Fair Value of Plan Assets	(B)	2,384,168	5,501	2,378,667
Unrecognized Actuarial Differences	(C)	(366,177)	51,915	(418,093)
Net Defined Benefit Asset	(D)	982,804	(13,369)	996,173
Net Defined Benefit Liability	(A)-(B)+(D)	60,873	1,982	58,890

Income (Expenses) related to Employee Retirement Benefits

	(Millions of yen)
	Fiscal 2018	Change	Fiscal 2017
Service Cost	(42,051)	(1,502)	(40,549)
Interest Cost	(5,231)	506	(5,737)
Expected Return on Plan Assets	37,080	3,471	33,609
Accumulation (Amortization) of Unrecognized Actuarial Differences	30,036	53,861	(23,824)
Gains on Cancellation of Employee Retirement Benefit Trust	7,841	(18,190)	26,032
Other	(6,349)	11	(6,361)

Total	21,327	38,158	(16,831)

Note: Gains on Cancellation of Employee Retirement Benefit Trust is recorded to Extraordinary Gains.

2-14

Mizuho Financial Group, Inc.

9. Capital Ratio

Mizuho Financial Group

International Standard

	Consolidated		(%, Billions of yen)
	As of March 31, 2019 (Preliminary)	Change	As of March 31, 2018
(1) Total Capital Ratio	18.85	0.61	18.24
(2) Tier 1 Capital Ratio	15.94	0.50	15.44
(3) Common Equity Tier 1 Capital Ratio	12.76	0.27	12.49
(4) Total Capital	10,917.5	57.0	10,860.4
(5) Tier 1 Capital	9,232.1	39.9	9,192.2
(6) Common Equity Tier 1 Capital	7,390.0	(46.9)	7,437.0
(7) Risk weighted Assets	57,899.5	(1,629.4)	59,528.9
(8) Total Required Capital (7)X8%	4,631.9	(130.3)	4,762.3
Mizuho Bank International Standard
	Consolidated			Non-Consolidated
	As of March 31, 2019 (Preliminary)	Change	As of March 31, 2018	As of March 31, 2019 (Preliminary)
(1) Total Capital Ratio	19.02	0.50	18.52	19.32
(2) Tier 1 Capital Ratio	16.06	0.44	15.61	16.23
(3) Common Equity Tier 1 Capital Ratio	12.60	0.26	12.34	12.60
(4) Total Capital	10,098.0	216.6	9,881.4	9,756.6
(5) Tier 1 Capital	8,527.3	197.3	8,329.9	8,198.5
(6) Common Equity Tier 1 Capital	6,689.7	105.4	6,584.2	6,362.5
(7) Risk weighted Assets	53,073.6	(262.4)	53,336.1	50,488.4
(8) Total Required Capital (7)X8%	4,245.8	(20.9)	4,266.8	4,039.0
Mizuho Trust & Banking International Standard
	Consolidated			Non-Consolidated
	As of March 31, 2019 (Preliminary)	Change	As of March 31, 2018	As of March 31, 2019 (Preliminary)
(1) Total Capital Ratio	23.87	3.59	20.28	23.75
(2) Tier 1 Capital Ratio	23.70	3.65	20.05	23.58
(3) Common Equity Tier 1 Capital Ratio	23.67	3.68	19.99	23.58
(4) Total Capital	504.6	(0.6)	505.2	497.5
(5) Tier 1 Capital	500.9	1.5	499.4	493.9
(6) Common Equity Tier 1 Capital	500.4	2.5	497.9	493.9
(7) Risk weighted Assets	2,113.4	(377.0)	2,490.5	2,094.7
(8) Total Required Capital (7)X8%	169.0	(30.1)	199.2	167.5

2-15

Mizuho Financial Group, Inc.

II. REVIEW OF CREDITS

1. Status of Non-Accrual, Past Due & Restructured Loans

•	The figures below are presented net of partial direct write-offs.

•	Treatment of accrued interest is based on the results of the self-assessment of assets.

(All loans to obligors classified in the self-assessment of assets as Bankrupt Obligors, Substantially Bankrupt Obligors, and Intensive Control Obligors are categorized as non-accrual loans.)

Consolidated

	(Millions of yen, %)
	As of March 31, 2019				As of March 31, 2018
		%	Change	%		%
Loans to Bankrupt Obligors	11,393	0.01	(9,878)	(0.01)	21,271	0.02
Non-Accrual Delinquent Loans	379,225	0.48	46,522	0.06	332,702	0.41
Loans Past Due for 3 Months or More	436	0.00	(180)	(0.00)	617	0.00
Restructured Loans	195,366	0.24	(45,411)	(0.05)	240,777	0.30

Total	586,422	0.74	(8,947)	(0.00)	595,369	0.74

Total Loans	78,456,935	100.00	(964,538)		79,421,473	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	87,413		(4,626)		92,039

Trust Account
	As of March 31, 2019				As of March 31, 2018
		%	Change	%		%
Loans to Bankrupt Obligors	—	—	—	—	—	—
Non-Accrual Delinquent Loans	2,770	28.15	(52)	2.98	2,823	25.16
Loans Past Due for 3 Months or More	—	—	—	—	—	—
Restructured Loans	—	—	—	—	—	—

Total	2,770	28.15	(52)	2.98	2,823	25.16

Total Loans	9,840	100.00	(1,377)		11,217	100.00

Consolidated + Trust Account
	As of March 31, 2019				As of March 31, 2018
		%	Change	%		%
Loans to Bankrupt Obligors	11,393	0.01	(9,878)	(0.01)	21,271	0.02
Non-Accrual Delinquent Loans	381,995	0.48	46,470	0.06	335,525	0.42
Loans Past Due for 3 Months or More	436	0.00	(180)	(0.00)	617	0.00
Restructured Loans	195,366	0.24	(45,411)	(0.05)	240,777	0.30

Total	589,192	0.75	(8,999)	(0.00)	598,192	0.75

Total Loans	78,466,775	100.00	(965,915)		79,432,691	100.00

* Trust account represents trust accounts that guarantee principals in the agreement.

2-16

Mizuho Financial Group, Inc.

Non-Consolidated

Aggregate Figures for the 2 Banks

(Banking Account + Trust Account)

	(Millions of yen, %)
	As of March 31, 2019				As of March 31, 2018
		%	Change	%		%
Loans to Bankrupt Obligors	10,306	0.01	(10,499)	(0.01)	20,806	0.02
Non-Accrual Delinquent Loans	349,469	0.44	43,711	0.02	305,757	0.41
Loans Past Due for 3 Months or More	436	0.00	(181)	(0.00)	617	0.00
Restructured Loans	159,363	0.20	(37,866)	(0.06)	197,229	0.26

Total	519,575	0.65	(4,835)	(0.05)	524,410	0.70

Total Loans	79,412,377	100.00	4,969,679		74,442,698	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	81,795		(994)		82,790

Mizuho Bank

Loans to Bankrupt Obligors	10,293	0.01	(10,492)	(0.01)	20,786	0.02
Non-Accrual Delinquent Loans	343,161	0.45	43,529	0.02	299,632	0.42
Loans Past Due for 3 Months or More	436	0.00	(181)	(0.00)	617	0.00
Restructured Loans	158,127	0.20	(38,077)	(0.06)	196,205	0.27

Total	512,019	0.67	(5,222)	(0.05)	517,241	0.72

Total Loans	76,047,363	100.00	5,049,633		70,997,730	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	81,284		(910)		82,194

Mizuho Trust & Banking (Banking Account)

Loans to Bankrupt Obligors	13	0.00	(6)	(0.00)	20	0.00
Non-Accrual Delinquent Loans	3,537	0.10	235	0.00	3,301	0.09
Loans Past Due for 3 Months or More	—	—	—	—	—	—
Restructured Loans	1,235	0.03	210	0.00	1,024	0.02

Total	4,785	0.14	439	0.01	4,346	0.12

Total Loans	3,355,173	100.00	(78,576)		3,433,750	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	511		(84)		595

(Trust Account)

Loans to Bankrupt Obligors	—	—	—	—	—	—
Non-Accrual Delinquent Loans	2,770	28.15	(52)	2.98	2,823	25.16
Loans Past Due for 3 Months or More	—	—	—	—	—	—
Restructured Loans	—	—	—	—	—	—

Total	2,770	28.15	(52)	2.98	2,823	25.16

Total Loans	9,840	100.00	(1,377)		11,217	100.00

*	Trust account represents trust accounts that guarantee principals in the agreement.

2-17

Mizuho Financial Group, Inc.

2. Status of Reserves for Possible Losses on Loans

Consolidated

	(Millions of yen)
	As of March 31, 2019	Change	As of March 31, 2018
Reserves for Possible Losses on Loans	287,815	(27,806)	315,621
General Reserve for Possible Losses on Loans	136,022	(64,593)	200,616
Specific Reserve for Possible Losses on Loans	151,787	36,783	115,004
Reserve for Possible Losses on Loans to Restructuring Countries	5	3	1

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	92,269	(4,842)	97,112

Non-Consolidated

Aggregate Figures for the 2 Banks

	(Millions of yen)
	As of March 31, 2019	Change	As of March 31, 2018
Reserves for Possible Losses on Loans	244,401	(17,301)	261,703
General Reserve for Possible Losses on Loans	110,367	(56,999)	167,367
Specific Reserve for Possible Losses on Loans	134,028	39,693	94,334
Reserve for Possible Losses on Loans to Restructuring Countries	5	3	1

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	86,250	(1,155)	87,405

Mizuho Bank

Reserves for Possible Losses on Loans	242,076	(17,776)	259,853
General Reserve for Possible Losses on Loans	108,485	(57,194)	165,679
Specific Reserve for Possible Losses on Loans	133,585	39,413	94,172
Reserve for Possible Losses on Loans to Restructuring Countries	5	3	1

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	85,739	(1,070)	86,810

Mizuho Trust & Banking

Reserves for Possible Losses on Loans	2,324	474	1,850
General Reserve for Possible Losses on Loans	1,882	194	1,688
Specific Reserve for Possible Losses on Loans	442	280	161
Reserve for Possible Losses on Loans to Restructuring Countries	—	—	—

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	511	(84)	595

*	Reserve for Possible Losses on Entrusted Loans (¥30 million and ¥34 million for March 31, 2019 and March 31, 2018, respectively) is not included in the above figures for Trust Account.

2-18

Mizuho Financial Group, Inc.

3. Reserve Ratios for Non-Accrual, Past Due & Restructured Loans

Consolidated

	(%)
	As of March 31, 2019	Change	As of March 31, 2018
Mizuho Financial Group	49.07	(3.93)	53.01
* Above figures are presented net of partial direct write-offs.

Non-Consolidated
	(%)
	As of March 31, 2019	Change	As of March 31, 2018
Total	47.29	(2.88)	50.17
Mizuho Bank	47.27	(2.95)	50.23
Mizuho Trust & Banking (Banking Account)	48.58	6.01	42.56

*	Above figures are presented net of partial direct write-offs.

2-19

Mizuho Financial Group, Inc.

4. Status of Non Performing Loans based on the Financial Reconstruction Act (“FRA”)

Consolidated

	(Millions of yen)
	As of March 31, 2019	Change	As of March 31, 2018
Claims against Bankrupt and Substantially Bankrupt Obligors	59,790	(27,589)	87,380
Claims with Collection Risk	358,841	67,117	291,723
Claims for Special Attention	195,803	(45,591)	241,395
Total	614,435	(6,063)	620,499

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	92,081	(4,813)	96,894

Trust Account

	As of March 31, 2019	Change	As of March 31, 2018
Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	—
Claims with Collection Risk	2,770	(52)	2,823
Claims for Special Attention	—	—	—
Total	2,770	(52)	2,823

Consolidated + Trust Account

	As of March 31, 2019	Change	As of March 31, 2018
Claims against Bankrupt and Substantially Bankrupt Obligors	59,790	(27,589)	87,380
Claims with Collection Risk	361,612	67,065	294,547
Claims for Special Attention	195,803	(45,591)	241,395
Total	617,206	(6,116)	623,322

*	Trust account represents trust accounts that guarantee principals in the agreement.

2-20

Mizuho Financial Group, Inc.

Non-Consolidated

Aggregate Figures for the 2 Banks (Banking Account + Trust Account)

	(Millions of yen, %)
	As of March 31, 2019				As of March 31, 2018
		%	Change	%		%
Claims against Bankrupt and Substantially Bankrupt Obligors	52,966	0.05	(23,679)	(0.03)	76,645	0.09
Claims with Collection Risk	347,692	0.38	63,393	0.04	284,299	0.33
Claims for Special Attention	159,799	0.17	(38,048)	(0.05)	197,847	0.23
Sub-total	560,458	0.62	1,666	(0.03)	558,792	0.66
Normal Claims	89,236,806	99.37	5,592,560	0.03	83,644,246	99.33

Total	89,797,264	100.00	5,594,226		84,203,038	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	86,250		(1,155)		87,405

Mizuho Bank

Claims against Bankrupt and Substantially Bankrupt Obligors	52,485	0.06	(23,291)	(0.03)	75,776	0.09
Claims with Collection Risk	341,852	0.39	62,831	0.05	279,021	0.34
Claims for Special Attention	158,563	0.18	(38,258)	(0.06)	196,822	0.24
Sub-total	552,902	0.63	1,281	(0.04)	551,621	0.68
Normal Claims	85,859,431	99.36	5,675,920	0.04	80,183,510	99.31

Total	86,412,333	100.00	5,677,202		80,735,131	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	85,739		(1,070)		86,810

Mizuho Trust & Banking (Banking Account)

Claims against Bankrupt and Substantially Bankrupt Obligors	481	0.01	(388)	(0.01)	869	0.02
Claims with Collection Risk	3,069	0.09	614	0.01	2,454	0.07
Claims for Special Attention	1,235	0.03	210	0.00	1,024	0.02
Sub-total	4,785	0.14	437	0.01	4,348	0.12
Normal Claims	3,370,305	99.85	(82,035)	(0.01)	3,452,341	99.87

Total	3,375,091	100.00	(81,598)		3,456,689	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	511		(84)		595

(Trust Account)

Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	—	—	—	—
Claims with Collection Risk	2,770	28.15	(52)	2.98	2,823	25.16
Claims for Special Attention	—	—	—	—	—	—
Sub-total	2,770	28.15	(52)	2.98	2,823	25.16
Normal Claims	7,069	71.84	(1,324)	(2.98)	8,394	74.83

Total	9,840	100.00	(1,377)		11,217	100.00

*	Trust account represents trust accounts that guarantee principals in the agreement.

2-21

Mizuho Financial Group, Inc.

5. Coverage on Non Performing Loans based on the FRA

Non-Consolidated

(1) Non Performing Loans based on the FRA and Coverage Amount

	(Billions of yen)
	As of March 31, 2019	Change	As of March 31, 2018

Aggregate Figures for the 2 Banks (Banking Account)

Claims against Bankrupt and Substantially Bankrupt Obligors	52.9	(23.6)	76.6
Collateral, Guarantees, and equivalent	46.0	(29.1)	75.1
Reserve for Possible Losses	6.8	5.4	1.4
Claims with Collection Risk	344.9	63.4	281.4
Collateral, Guarantees, and equivalent	129.1	(10.9)	140.1
Reserve for Possible Losses	128.6	35.7	92.8
Claims for Special Attention	159.7	(38.0)	197.8
Collateral, Guarantees, and equivalent	54.3	2.9	51.4
Reserve for Possible Losses	20.6	(18.6)	39.3
Total	557.6	1.7	555.9
Collateral, Guarantees, and equivalent	229.6	(37.1)	266.7
Reserve for Possible Losses	156.1	22.4	133.6

Mizuho Bank

Claims against Bankrupt and Substantially Bankrupt Obligors	52.4	(23.2)	75.7
Collateral, Guarantees, and equivalent	45.6	(28.7)	74.3
Reserve for Possible Losses	6.8	5.4	1.3
Claims with Collection Risk	341.8	62.8	279.0
Collateral, Guarantees, and equivalent	126.8	(11.0)	137.8
Reserve for Possible Losses	128.1	35.4	92.7
Claims for Special Attention	158.5	(38.2)	196.8
Collateral, Guarantees, and equivalent	54.2	2.9	51.2
Reserve for Possible Losses	20.4	(18.7)	39.1
Total	552.9	1.2	551.6
Collateral, Guarantees, and equivalent	226.6	(36.8)	263.5
Reserve for Possible Losses	155.5	22.1	133.3

Mizuho Trust & Banking (Banking Account)

Claims against Bankrupt and Substantially Bankrupt Obligors	0.4	(0.3)	0.8
Collateral, Guarantees, and equivalent	0.4	(0.3)	0.8
Reserve for Possible Losses	—	(0.0)	0.0
Claims with Collection Risk	3.0	0.6	2.4
Collateral, Guarantees, and equivalent	2.3	0.0	2.2
Reserve for Possible Losses	0.4	0.3	0.1
Claims for Special Attention	1.2	0.2	1.0
Collateral, Guarantees, and equivalent	0.1	(0.0)	0.1
Reserve for Possible Losses	0.2	0.0	0.1
Total	4.7	0.4	4.3
Collateral, Guarantees, and equivalent	2.9	(0.2)	3.2
Reserve for Possible Losses	0.6	0.3	0.3

(Reference) Trust Account

Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	—
Collateral, Guarantees, and equivalent	—	—	—
Claims with Collection Risk	2.7	(0.0)	2.8
Collateral, Guarantees, and equivalent	2.7	(0.0)	2.8
Claims for Special Attention	—	—	—
Collateral, Guarantees, and equivalent	—	—	—
Total	2.7	(0.0)	2.8
Collateral, Guarantees, and equivalent	2.7	(0.0)	2.8

*	Trust account represents trust accounts that guarantee principals in the agreement.

2-22

Mizuho Financial Group, Inc.

(2) Coverage Ratio

	(Billions of yen)
	As of March 31, 2019	Change	As of March 31, 2018

Aggregate Figures for the 2 Banks (Banking Account)

Coverage Amount	385.8	(14.6)	400.4
Reserves for Possible Losses on Loans	156.1	22.4	133.6
Collateral, Guarantees, and equivalent	229.6	(37.1)	266.7

	(%)
Coverage Ratio	69.3	(2.8)	72.1
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	100.0
Claims with Collection Risk	74.7	(8.0)	82.7
Claims for Special Attention	46.9	1.0	45.9
Claims against Special Attention Obligors	50.5	(3.6)	54.1

Reserve Ratio against Non-collateralized Claims

	(%)
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	100.0
Claims with Collection Risk	59.6	(6.0)	65.7
Claims for Special Attention	19.6	(7.2)	26.8
Claims against Special Attention Obligors	20.5	(9.0)	29.5

(Reference) Reserve Ratio

	(%)
Claims against Special Attention Obligors	12.75	(6.48)	19.23
Claims against Watch Obligors excluding Special Attention Obligors	2.46	(1.46)	3.92
Claims against Normal Obligors	0.05	0.00	0.05

Mizuho Bank

	(Billions of yen)
Coverage Amount	382.2	(14.6)	396.9
Reserves for Possible Losses on Loans	155.5	22.1	133.3
Collateral, Guarantees, and equivalent	226.6	(36.8)	263.5

	(%)
Coverage Ratio	69.1	(2.8)	71.9
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	100.0
Claims with Collection Risk	74.6	(8.0)	82.6
Claims for Special Attention	47.1	1.1	45.9
Claims against Special Attention Obligors	50.6	(3.5)	54.1

Reserve Ratio against Non-collateralized Claims

	(%)
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	100.0
Claims with Collection Risk	59.6	(6.1)	65.7
Claims for Special Attention	19.6	(7.3)	26.9
Claims against Special Attention Obligors	20.5	(9.0)	29.6

(Reference) Reserve Ratio

	(%)
Claims against Special Attention Obligors	12.74	(6.51)	19.26
Claims against Watch Obligors excluding Special Attention Obligors	2.47	(1.47)	3.94
Claims against Normal Obligors	0.05	0.00	0.05

Mizuho Trust & Banking (Banking Account)

	(Billions of yen)
Coverage Amount	3.5	0.0	3.5
Reserves for Possible Losses on Loans	0.6	0.3	0.3
Collateral, Guarantees, and equivalent	2.9	(0.2)	3.2

	(%)
Coverage Ratio	75.0	(6.5)	81.5
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	100.0
Claims with Collection Risk	89.5	(5.5)	95.0
Claims for Special Attention	29.2	(4.3)	33.5
Claims against Special Attention Obligors	41.3	(1.8)	43.2

Reserve Ratio against Non-collateralized Claims

	(%)
Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	100.0
Claims with Collection Risk	57.9	11.5	46.3
Claims for Special Attention	19.4	(0.6)	20.1
Claims against Special Attention Obligors	19.4	(0.6)	20.1

(Reference) Reserve Ratio

	(%)
Claims against Special Attention Obligors	14.15	(0.12)	14.28
Claims against Watch Obligors excluding Special Attention Obligors	1.11	0.14	0.96
Claims against Normal Obligors	0.04	0.00	0.03

2-23

Mizuho Financial Group, Inc.

6. Overview of Non-Performing Loans (“NPLs”)

Non-Consolidated

Aggregate Figures for the 2 Banks (Banking Account)

(Billions of yen)

Notes: 1.	Claims for Special Attention is denoted on an individual loans basis. Claims against Special Attention Obligors includes all claims, not limited to Claims for Special Attention.

2.	The difference between total Non-Accrual, Past Due & Restructured Loans and total Non Performing Loans based on the FRA represents the amount of claims other than loans included in Non Performing Loans based on the FRA.

2-24

Mizuho Financial Group, Inc.

7. Results of Removal of NPLs from the Balance Sheet

Non-Consolidated

(1) Outstanding Balance of Claims against Bankrupt and Substantially Bankrupt Obligors and Claims with Collection Risk (under the FRA)

Aggregate Figures for the 2 Banks (Banking Account + Trust Account)

	(Billions of yen)
	Fiscal 2015	Fiscal 2016	Fiscal 2017	Fiscal 2018
	As of March 31, 2016	As of March 31, 2017	As of March 31, 2018	As of March 31, 2019
				MHBK	MHTB*	Aggregate Figures for the 2 Banks	Change from March 31, 2017
Claims against Bankrupt and Substantially Bankrupt Obligors	68.0	48.4	20.8	15.0	0.2	15.3	(5.5)
Claims with Collection Risk	353.6	242.3	163.6	118.8	4.2	123.0	(40.5)
Amount Categorized as above up to Fiscal 2015	421.7	290.8	184.4	133.8	4.4	138.3	(46.1)
of which the amount which was in the process of being removed from the balance sheet	57.1	39.4	20.5	14.8	0.2	15.1	(5.4)
Claims against Bankrupt and Substantially Bankrupt Obligors		34.2	43.2	12.4	0.0	12.4	(30.8)
Claims with Collection Risk		147.6	54.5	30.5	0.3	30.8	(23.7)
Amount Newly Categorized as above during Fiscal 2016		181.9	97.8	42.9	0.3	43.2	(54.5)
of which the amount which was in the process of being removed from the balance sheet		33.3	14.4	1.7	0.0	1.7	(12.6)
Claims against Bankrupt and Substantially Bankrupt Obligors			12.4	5.8	0.0	5.9	(6.5)
Claims with Collection Risk			66.1	33.7	0.2	33.9	(32.1)
Amount Newly Categorized as above during Fiscal 2017			78.5	39.5	0.2	39.8	(38.7)
of which the amount which was in the process of being removed from the balance sheet			12.2	5.6	0.0	5.7	(6.5)
Claims against Bankrupt and Substantially Bankrupt Obligors				19.1	0.1	19.3	19.3
Claims with Collection Risk				158.7	1.1	159.8	159.8
Amount Newly Categorized as above during Fiscal 2018				177.9	1.2	179.1	179.1
of which the amount which was in the process of being removed from the balance sheet				18.1	0.1	18.2	18.2
Claims against Bankrupt and Substantially Bankrupt Obligors	68.0	82.7	76.6	52.4	0.4	52.9	(23.6)
Claims with Collection Risk	353.6	390.0	284.2	341.8	5.8	347.6	63.3
Total	421.7	472.8	360.9	394.3	6.3	400.6	39.7
of which the amount which was in the process of being removed from the balance sheet	57.1	72.7	47.2	40.3	0.4	40.8	(6.4)

* Trust account represents trust accounts that guarantee principals in the agreement.
*	denotes newly categorized amounts.

(2) Breakdown of Reasons for Removal of NPLs from the Balance Sheet in Fiscal 2018

	(Billions of yen)
	Aggregate Figures for the 2 Banks (Banking Account + Trust Account)	MHBK	MHTB (Banking Account + Trust Account)
Liquidation	(7.9)	(7.9)	—
Restructuring	(3.7)	(3.7)	—
Improvement in Business Performance due to Restructuring	(0.0)	—	(0.0)
Loan Sales	(34.4)	(34.4)	—
Direct Write-off	17.3	17.3	—
Other	(110.6)	(109.5)	(1.0)
Debt recovery	(78.0)	(77.4)	(0.6)
Improvement in Business Performance	(32.5)	(32.1)	(0.3)

Total	(139.4)	(138.3)	(1.0)

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Mizuho Financial Group, Inc.

8. Status of Loans by Industry

(1) Outstanding Balances and Non-Accrual, Past Due & Restructured Loans by Industry

Non-Consolidated

Aggregate Figures for the 2 Banks (Banking Account + Trust Account)

	(Billions of yen)
	As of March 31, 2019				As of March 31, 2018
	Outstanding Balance	Non-Accrual, Past Due & Restructured Loans	Change		Outstanding Balance	Non-Accrual, Past Due & Restructured Loans
			Outstanding Balance	Non-Accrual, Past Due & Restructured Loans
Domestic Total (excluding Loans Booked Offshore)	57,434.6	433.0	1,705.6	(15.2)	55,729.0	448.2
Manufacturing	9,441.9	95.1	1,409.1	(8.2)	8,032.7	103.3
Agriculture & Forestry	47.4	0.2	9.3	(0.0)	38.1	0.2
Fishery	2.1	—	(0.2)	—	2.4	—
Mining, Quarrying Industry & Gravel Extraction Industry	247.1	0.1	25.5	(1.5)	221.5	1.6
Construction	673.2	4.9	39.7	(0.5)	633.5	5.5
Utilities	2,806.3	1.5	359.8	(0.3)	2,446.5	1.9
Communication	1,283.0	15.5	(206.2)	1.5	1,489.3	13.9
Transportation & Postal Industry	2,299.4	10.3	230.9	0.1	2,068.4	10.2
Wholesale & Retail	4,875.3	107.4	162.4	(13.4)	4,712.8	120.8
Finance & Insurance	7,952.0	10.7	(134.6)	4.9	8,086.6	5.7
Real Estate	8,148.1	29.2	632.5	5.6	7,515.6	23.5
Commodity Lease	2,267.8	1.8	119.2	0.7	2,148.5	1.0
Service Industries	2,873.2	65.6	135.0	13.7	2,738.1	51.8
Local Governments	800.4	2.7	(137.9)	(0.0)	938.3	2.8
Governments	1,564.4	—	(510.7)	—	2,075.1	—
Other	12,152.4	87.5	(428.3)	(17.9)	12,580.7	105.4
Overseas Total (including Loans Booked Offshore)	22,626.2	86.5	3,153.4	10.4	19,472.7	76.1
Governments	346.0	—	87.7	—	258.3	—
Financial Institutions	7,927.7	—	1,608.3	—	6,319.3	—
Other	14,352.4	86.5	1,457.3	10.4	12,895.1	76.1

Total	80,060.9	519.5	4,859.1	(4.8)	75,201.7	524.4

*	Loans to Finance & Insurance sector includes loans to MHFG as follows:

As of March 31, 2019:	¥945.5 billion (from MHBK)
As of March 31, 2018:	¥1,083.1 billion (from MHBK)
*

Amounts of Outstanding Balances are the aggregate figures for banking and trust accounts, and amounts of Non-Accrual, Past Due & Restructured Loans are the aggregate figures for banking and trust accounts with contracts indemnifying the principal amounts.

*	As for Overseas Total (including Loans Booked Offshore), parts of Loans which have been included in Governments are included in Financial Institutions and Other.

2-26

Mizuho Financial Group, Inc.

	(Billions of yen)
	As of March 31, 2019				As of March 31, 2018
	Outstanding Balance	Non-Accrual, Past Due & Restructured Loans	Change		Outstanding Balance	Non-Accrual, Past Due & Restructured Loans
			Outstanding Balance	Non-Accrual, Past Due & Restructured Loans
Mizuho Bank
Domestic Total (excluding Loans Booked Offshore)	53,422.7	425.4	1,895.7	(15.6)	51,526.9	441.1
Manufacturing	8,956.3	94.1	1,390.7	(8.6)	7,565.5	102.8
Agriculture & Forestry	47.4	0.2	9.3	(0.0)	38.1	0.2
Fishery	2.1	—	(0.2)	—	2.4	—
Mining, Quarrying Industry & Gravel Extraction Industry	244.9	0.1	25.6	(1.5)	219.2	1.6
Construction	635.5	4.7	36.8	(0.5)	598.7	5.3
Utilities	2,528.0	1.5	350.6	(0.3)	2,177.4	1.9
Communication	1,164.2	15.5	(195.0)	1.5	1,359.2	13.9
Transportation & Postal Industry	2,085.8	10.3	233.3	0.1	1,852.5	10.2
Wholesale & Retail	4,701.9	106.9	158.8	(13.7)	4,543.0	120.6
Finance & Insurance	7,490.7	10.7	(164.1)	4.9	7,654.9	5.7
Real Estate	6,975.0	28.7	613.8	6.0	6,361.1	22.7
Commodity Lease	2,034.2	1.8	142.7	0.7	1,891.4	1.0
Service Industries	2,816.1	65.5	134.3	13.7	2,681.8	51.7
Local Governments	791.6	—	(136.4)	—	928.1	—
Governments	1,464.3	—	(400.6)	—	1,865.0	—
Other	11,483.9	84.8	(303.9)	(18.0)	11,787.8	102.8
Overseas Total (including Loans Booked Offshore)	22,624.6	86.5	3,153.8	10.4	19,470.7	76.1
Governments	346.0	—	87.7	—	258.3	—
Financial Institutions	7,927.7	—	1,608.3	—	6,319.3	—
Other	14,350.8	86.5	1,457.6	10.4	12,893.1	76.1

Total	76,047.3	512.0	5,049.6	(5.2)	70,997.7	517.2

* As for Overseas Total (including Loans Booked Offshore), parts of Loans which have been included in Governments are included in Financial Institutions and Other.
Mizuho Trust & Banking (Banking Account + Trust Account)
Domestic Total (excluding Loans Booked Offshore)	4,011.9	7.5	(190.1)	0.3	4,202.0	7.1
Manufacturing	485.5	0.9	18.4	0.3	467.1	0.5
Agriculture & Forestry	—	—	—	—	—	—
Fishery	—	—	—	—	—	—
Mining, Quarrying Industry & Gravel Extraction Industry	2.1	—	(0.0)	—	2.2	—
Construction	37.6	0.1	2.8	(0.0)	34.8	0.1
Utilities	278.3	—	9.2	—	269.1	—
Communication	118.8	—	(11.2)	—	130.0	—
Transportation & Postal Industry	213.5	—	(2.3)	—	215.9	—
Wholesale & Retail	173.3	0.4	3.5	0.3	169.7	0.1
Finance & Insurance	461.2	—	29.5	—	431.7	—
Real Estate	1,173.1	0.4	18.6	(0.3)	1,154.5	0.8
Commodity Lease	233.6	—	(23.4)	—	257.0	—
Service Industries	57.1	0.0	0.7	—	56.3	0.0
Local Governments	8.7	2.7	(1.4)	(0.0)	10.2	2.8
Governments	100.0	—	(110.0)	—	210.1	—
Other	668.5	2.6	(124.3)	0.1	792.9	2.5
Overseas Total (including Loans Booked Offshore)	1.6	—	(0.3)	—	1.9	—
Governments	—	—	—	—	—	—
Financial Institutions	—	—	—	—	—	—
Other	1.6	—	(0.3)	—	1.9	—

Total	4,013.5	7.5	(190.5)	0.3	4,204.0	7.1

*

Amounts of Outstanding Balances are the aggregate figures for banking and trust accounts, and amounts of Non-Accrual, Past Due & Restructured Loans are the aggregate figures for banking and trust accounts with contracts indemnifying the principal amounts.

2-27

Mizuho Financial Group, Inc.

(2) Non Performing Loans based on the FRA and Coverage Ratio by Industry

Non-Consolidated

Aggregate Figures for the 2 Banks (Banking Account + Trust Account)

	(Billions of yen, %)
	As of March 31, 2019				As of March 31, 2018
	Non Performing Loans based on the FRA	Coverage Ratio	Change		Non Performing Loans based on the FRA	Coverage Ratio
			Non Performing Loans based on the FRA	Coverage Ratio
Domestic Total (excluding Loans Booked Offshore)	452.4	71.6	(11.6)	0.1	464.0	71.4
Manufacturing	107.6	66.8	(6.2)	1.7	113.9	65.0
Agriculture & Forestry	0.2	64.8	0.0	4.8	0.2	59.9
Fishery	—	—	—	—	—	—
Mining, Quarrying Industry & Gravel Extraction Industry	0.6	89.7	(1.5)	26.7	2.1	62.9
Construction	5.0	73.1	(0.4)	(0.7)	5.5	73.8
Utilities	1.5	64.1	(0.3)	0.6	1.9	63.5
Communication	16.0	65.1	2.1	19.9	13.9	45.1
Transportation & Postal Industry	10.3	69.1	0.1	4.1	10.2	65.0
Wholesale & Retail	109.4	61.7	(15.0)	0.0	124.5	61.6
Finance & Insurance	10.7	68.9	4.9	(2.4)	5.7	71.3
Real Estate	31.0	84.6	7.3	(2.4)	23.6	87.1
Commodity Lease	1.9	71.6	0.8	(3.3)	1.0	74.9
Service Industries	66.1	64.9	13.9	(0.2)	52.1	65.1
Local Governments	2.7	100.0	(0.0)	—	2.8	100.0
Other	88.7	90.8	(17.1)	(2.0)	105.8	92.9
Overseas Total (including Loans Booked Offshore)	108.0	59.8	13.2	(15.9)	94.7	75.7
Governments	—	—	—	—	—	—
Financial Institutions	—	—	—	—	—	—
Other	108.0	59.8	13.2	(15.9)	94.7	75.7

Total	560.4	69.3	1.6	(2.8)	558.7	72.1

*	Trust account represents trust accounts that guarantee principals in the agreement.

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Mizuho Financial Group, Inc.

9. Housing and Consumer Loans & Loans to Small and Medium-Sized Enterprises (“SMEs”) and Individual Customers

(1) Balance of Housing and Consumer Loans

Non-Consolidated

Aggregate Figures for the 2 Banks (Banking Account + Trust Account)

	(Billions of yen)
	As of March 31, 2019		As of March 31, 2018
		Change
Housing and Consumer Loans	9,661.9	(504.1)	10,166.1
Housing Loans for owner’s residential housing	8,791.4	(345.4)	9,136.8

Mizuho Bank

Housing and Consumer Loans	9,577.2	(490.3)	10,067.5
Housing Loans	8,955.7	(382.6)	9,338.3
for owner’s residential housing	8,713.2	(333.3)	9,046.5
Consumer loans	621.4	(107.7)	729.2

Mizuho Trust & Banking (Banking Account + Trust Account)

Housing and Consumer Loans	84.7	(13.7)	98.5
Housing Loans for owner’s residential housing	78.1	(12.0)	90.2
* Above figures are aggregate banking and trust account amounts.

(2) Loans to SMEs and Individual Customers

Non-Consolidated

Aggregate Figures for the 2 Banks (Banking Account + Trust Account)
	(%, Billions of yen)
	As of March 31, 2019		As of March 31, 2018
		Change
Percentage of Loans to SMEs and Individual Customers, of Total Domestic Loans	57.7	(0.9)	58.7
Loans to SMEs and Individual Customers	33,186.5	446.0	32,740.4

Mizuho Bank

Percentage of Loans to SMEs and Individual Customers, of Total Domestic Loans	58.4	(0.9)	59.3
Loans to SMEs and Individual Customers	31,216.1	638.1	30,578.0

Mizuho Trust & Banking (Banking Account + Trust Account)

Percentage of Loans to SMEs and Individual Customers, of Total Domestic Loans	49.1	(2.3)	51.4
Loans to SMEs and Individual Customers	1,970.3	(192.0)	2,162.4

*	Above figures are aggregate banking and trust account amounts.

*	Above figures do not include loans booked at overseas offices and offshore loans.

*	The definition of “Small and Medium-sized Enterprises” is as follows:

Enterprises of which the capital is ¥300 million or below (¥100 million or below for the wholesale industry, and ¥50 million or below for the retail, restaurant and commodity lease industries, etc.), or enterprises with full-time employees of 300 or below (100 or below for the wholesale and commodity lease industries etc., 50 or below for the retail and restaurant industries.)

2-29

Mizuho Financial Group, Inc.

10. Status of Loans by Region

Non-Consolidated

Aggregate Figures for the 2 Banks (Banking Account + Trust Account)

	(Billions of yen)
	As of March 31, 2019				As of March 31, 2018
	Outstanding Balance	Non-Accrual, Past Due & Restructured Loans	Change		Outstanding Balance	Non-Accrual, Past Due & Restructured Loans
			Outstanding Balance	Non-Accrual, Past Due & Restructured Loans
Asia	7,849.9	31.8	919.9	17.9	6,930.0	13.9
Hong Kong	1,849.7	2.4	42.8	0.4	1,806.9	2.0
South Korea	719.6	—	119.1	—	600.5	—
Singapore	1,235.7	25.9	64.5	18.1	1,171.1	7.7
Thailand	1,035.7	0.4	192.9	0.1	842.7	0.3
Central and South America	3,698.6	27.0	(163.4)	(29.0)	3,862.0	56.0
North America	6,728.7	58.5	1,102.1	46.9	5,626.5	11.6
Eastern Europe	232.4	—	52.6	—	179.7	—
Western Europe	3,750.8	1.4	658.8	(38.8)	3,091.9	40.2
Other	3,136.4	8.9	574.1	3.3	2,562.3	5.6
Total	25,397.0	127.9	3,144.3	0.2	22,252.7	127.6

2-30

Mizuho Financial Group, Inc.

III. DEFERRED TAXES

1. Estimation for Calculating Deferred Tax Assets

Non-Consolidated

Mizuho Bank

1. Estimate of future taxable income

		(Billions of yen)
		Total amount for five years (from April 1, 2019 to March 31, 2024)
Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans)	1	2,494.8
Income before Income Taxes	2	2,631.1
Tax Adjustments *1	3	(177.2)
Taxable Income before Current Deductible Temporary Differences *2	4	2,453.8
Effective Statutory Tax Rate	5	30.62%
Deferred Tax Assets corresponding to Taxable Income before Current Deductible Temporary Differences [ 4 x 5 ]	6	751.3

*1.	Tax Adjustments are estimated future book-tax differences under the provisions of the corporation tax law and others.
*2.	Taxable Income before Current Deductible Temporary Differences is an estimate of taxable income before adjusting deductible temporary differences as of March 31, 2019.

(Reference) Past results of taxable income (tax loss)
(Billions of yen)
Fiscal 2014	546.7
Fiscal 2015	496.0
Fiscal 2016	442.3
Fiscal 2017	379.9
Fiscal 2018(estimate)	273.0

*1.	Figures are taxable income (tax loss) amounts per the final corporation tax returns before deducting tax losses carried forward from prior years. Subsequent amendments have not been reflected.
*2.	Figure for fiscal 2018 is an estimate of taxable income.

2. Breakdown of Deferred Tax Assets

		(Billions of yen)
		As of March 31, 2019	Change	As of March 31, 2018
Reserves for Possible Losses on Loans	7	87.1	(5.2)	92.3
Impairment of Securities	8	129.8	3.1	126.6
Net Unrealized Losses on Other Securities	9	12.3	5.6	6.7
Reserve for Employee Retirement Benefits	10	—	—	—
Depreciation and Impairment	11	200.3	152.1	48.1
Net Deferred Hedge Losses	12	17.8	(18.4)	36.3
Tax Losses Carried Forward	13	—	—	—
Other	14	264.7	24.0	240.7
Total Deferred Tax Assets	15	712.2	161.2	550.9

Valuation Allowance	16	(144.8)	(16.0)	(128.7)
Sub-Total [ 15 + 16 ]	17	567.3	145.1	422.2

Amount related to Retirement Benefits Accounting *1	18	(147.5)	(7.4)	(140.0)
Net Unrealized Gains on Other Securities	19	(410.6)	17.1	(427.7)
Net Deferred Hedge Gains	20	—	—	—
Other	21	(37.5)	(1.2)	(36.3)
Total Deferred Tax Liabilities	22	(595.7)	8.4	(604.1)

Net Deferred Tax Assets (Liabilities) [17 + 22]	23	(28.3)	153.5	(181.9)
Tax effects related to Net Unrealized Losses (Gains) on Other Securities *2	24	(412.0)	17.0	(429.0)
Tax effects related to Net Deferred Hedge Losses (Gains)	25	17.8	(18.4)	36.3
Tax effects related to others	26	365.9	155.0	210.8

*1	Amount related to Retirement Benefits Accounting includes ¥(57.9) billion related to gains on securities contributed to employee retirement benefit trust.
*2	Tax effects related to Net Unrealized Losses (Gains) on Other Securities is the amount after deducting Valuation Allowance.

Assessment of Recoverability of Deferred Tax Assets is based on 19. Company Classification (Category 2) of “Revised Implementation Guidance on Recoverability of Deferred Tax Assets” (ASBJ Guidance No.26).

Future taxable income was estimated using assumptions used in the Business Plan, etc.

The above includes forward-looking information. See the disclaimer at the end of the table of contents located at the beginning of this document.

2-31

Mizuho Financial Group, Inc.

Mizuho Trust & Banking

1. Estimate of future taxable income

		(Billions of yen)
		Total amount for five years (from April 1, 2019 to March 31, 2024)
Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans)	1	222.3
Income before Income Taxes	2	231.1
Tax Adjustments *1	3	(34.6)
Taxable Income before Current Deductible Temporary Differences *2	4	196.5
Effective Statutory Tax Rate	5	30.60%
Deferred Tax Assets corresponding to Taxable Income before Current Deductible Temporary Differences [ 4 x 5 ]	6	60.1

*1.	Tax Adjustments are estimated future book-tax differences under the provisions of the corporation tax law and others.
*2.	Taxable Income before Current Deductible Temporary Differences is an estimate of taxable income before adjusting deductible temporary differences as of March 31, 2019.

(Reference) Past results of taxable income (tax loss)

(Billions of yen)
Fiscal 2014	14.6
Fiscal 2015	45.1
Fiscal 2016	52.1
Fiscal 2017	40.5
Fiscal 2018(estimate)	39.0

*1.	Figures are taxable income (tax loss) amounts per the final corporation tax returns before deducting tax losses carried forward from prior years. Subsequent amendments have not been reflected.
*2.	Figure for fiscal 2018 is an estimate of taxable income.

2. Breakdown of Deferred Tax Assets

		(Billions of yen)
		As of March 31, 2019	Change	As of March 31, 2018
Reserves for Possible Losses on Loans	7	0.8	0.1	0.7
Impairment of Securities	8	8.9	0.4	8.4
Net Unrealized Losses on Other Securities	9	0.2	(0.3)	0.5
Reserve for Employee Retirement Benefits	10	9.8	(1.3)	11.2
Net Deferred Hedge Losses	11	0.7	0.7	—
Tax Losses Carried Forward	12	—	—	—
Other	13	7.0	0.6	6.4
Total Deferred Tax Assets	14	27.6	0.1	27.4

Valuation Allowance	15	(9.4)	(0.2)	(9.2)
Sub-Total [ 14 + 15 ]	16	18.1	(0.0)	18.1

Amount related to Retirement Benefits Accounting *1	17	(4.5)	—	(4.5)
Net Unrealized Gains on Other Securities	18	(19.6)	6.3	(25.9)
Net Deferred Hedge Gains	19	—	0.7	(0.7)
Other	20	(0.5)	0.0	(0.6)
Total Deferred Tax Liabilities	21	(24.7)	7.0	(31.8)

Net Deferred Tax Assets (Liabilities) [16 + 21]	22	(6.6)	7.0	(13.6)
Tax effects related to Net Unrealized Losses (Gains) on Other Securities *2	23	(19.7)	6.9	(26.7)
Tax effects related to Net Deferred Hedge Losses (Gains)	24	0.7	1.4	(0.7)
Tax effects related to others	25	12.4	(1.3)	13.8

*1	Amount related to Retirement Benefits Accounting is deferred tax liabilities related to gains on securities contributed to employee retirement benefit trust.
*2	Tax effects related to Net Unrealized Losses (Gains) on Other Securities is the amount after deducting Valuation Allowance.

Assessment of Recoverability of Deferred Tax Assets is based on 19. Company Classification (Category 2) of “Revised Implementation Guidance on Recoverability of Deferred Tax Assets” (ASBJ Guidance No.26).

Future taxable income was estimated using assumptions used in the Business Plan, etc.

The above includes forward-looking information. See the disclaimer at the end of the table of contents located at the beginning of this document.

2-32

Mizuho Financial Group, Inc.

IV. OTHERS

1. Breakdown of Deposits (Domestic Offices)

Non-Consolidated.

Aggregate Figures for the 2 Banks

	(Billions of yen)
	As of March 31, 2019	Change	As of March 31, 2018
Deposits	101,655.1	4,866.7	96,788.3
Individual Deposits	43,959.4	1,097.5	42,861.9
Corporate Deposits	49,898.5	2,788.6	47,109.9
Financial/Government Institutions	7,797.1	980.5	6,816.5

Mizuho Bank

Deposits	98,411.2	5,020.5	93,390.7
Individual Deposits	43,045.9	1,249.1	41,796.8
Corporate Deposits	48,833.8	2,902.1	45,931.7
Financial/Government Institutions	6,531.4	869.2	5,662.2

Mizuho Trust & Banking

Deposits	3,243.8	(153.7)	3,397.6
Individual Deposits	913.5	(151.5)	1,065.1
Corporate Deposits	1,064.6	(113.5)	1,178.1
Financial/Government Institutions	1,265.6	111.3	1,154.3

*	Above figures do not include deposits booked at overseas offices and offshore deposits.

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Mizuho Financial Group, Inc.

2. Number of Directors and Employees

(1) Number of Directors

Aggregate Figures for Mizuho Financial Group, the 2 Banks, and Mizuho Securities

	As of March 31, 2019	Change	As of March 31, 2018
Directors, Executive Officers as defined in the Companies Act, and Auditors	64	2	62
Executive Officers as defined in our internal regulations and Specialist Officers (excluding those doubling as Directors and Executive Officers as defined in the Companies Act)	128	—	128
* The above numbers have been adjusted for those who are doubling other positions.

(2) Number of Employees Consolidated
	As of March 31, 2019	Change	As of March 31, 2018
Employees (excluding Executive Officers as defined in our internal regulations and Specialist Officers)	59,132	(919)	60,051
Average number of temporary employees	17,707	(2,369)	20,076

*  The number of Employees excludes employees seconded to outside the company and includes employees seconded from outside the company in each consolidated subsidiary. That number also includes overseas local staff but excludes advisers and temporary employees.

*  The number of dispatched employees has been excluded from Average number of temporary employees as of March 31, 2019. Average number of temporary employees after excluding the number of dispatched employees as of March 31, 2018 was 18,370 and decreased by 663 as of March 31, 2019.

3. Number of Offices (Domestic) The 2 Banks and Mizuho Securities
	As of March 31, 2019	Change	As of March 31, 2018
Mizuho Bank	464	(1)	465
Mizuho Trust & Banking	60	—	60
Mizuho Securities	259	(16)	275

*  The above numbers are the numbers of head office, domestic branches (excluding branches and offices for remittance purposes only (46), branches offering account transfer services only (2), branches and offices to maintain shared ATMs only (1), internet branches (1), and pension plan advisory offices (1)), domestic sub-branches, and others.

(Overseas) The 2 Banks and Mizuho Securities
	As of March 31, 2019	Change	As of March 31, 2018
Mizuho Bank	48	—	48
Mizuho Trust & Banking	—	—	—
Mizuho Securities	2	—	2
* The above numbers are the numbers of overseas branches or relevant offices, and overseas representative offices.

2-34

Mizuho Financial Group, Inc.

4. Earnings Plan for Fiscal 2019

Consolidated

	(Billions of yen)
	First Half	Fiscal 2019
Ordinary Profits	310.0	700.0
Profit Attributable to Owners of Parent	210.0	470.0

Non-Consolidated

Mizuho Bank, Mizuho Trust & Banking

	(Billions of yen)
	Fiscal 2019
	Aggregate Figures for the 2 Banks	MHBK	MHTB*
Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans) + Net Gains (Losses) related to ETF	465.0	425.0	40.0
Ordinary Profits	565.0	520.0	45.0
Net Income	390.0	360.0	30.0
Credit-related Costs	(55.0)	(55.0)	—

*	Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans) for MHTB excludes the amounts of Credit Costs for Trust Accounts.

The above information constitute forward-looking statements. Please see the legend regarding forward-looking statements in CONTENTS.

2-35

Mizuho Bank, Ltd.

(Attachments)

COMPARISON OF NON-CONSOLIDATED BALANCE SHEETS (selected items)

OF MIZUHO BANK

	Millions of yen
	As of March 31, 2019 (A)	As of March 31, 2018 (B)	Change (A) - (B)
Assets
Cash and Due from Banks	¥42,044,263	¥38,625,732	¥3,418,531
Call Loans	516,085	366,290	149,795
Receivables under Resale Agreements	4,226,040	639,352	3,586,688
Guarantee Deposits Paid under Securities Borrowing Transactions	100,501	—	100,501
Other Debt Purchased	491,276	443,136	48,139
Trading Assets	3,708,952	3,467,593	241,359
Money Held in Trust	503	3,076	(2,572)
Securities	29,475,876	33,189,959	(3,714,083)
Loans and Bills Discounted	76,047,363	70,997,730	5,049,633
Foreign Exchange Assets	2,043,874	1,994,728	49,146
Derivatives other than for Trading	3,192,132	3,166,839	25,293
Other Assets	2,705,113	3,240,121	(535,007)
Tangible Fixed Assets	729,129	805,831	(76,701)
Intangible Fixed Assets	354,116	799,723	(445,607)
Prepaid Pension Cost	481,875	457,453	24,421
Customers’ Liabilities for Acceptances and Guarantees	6,492,905	6,186,894	306,010
Reserves for Possible Losses on Loans	(242,076)	(259,853)	17,776
Reserve for Possible Losses on Investments	(370)	(319)	(50)

Total Assets	¥172,367,564	¥164,124,289	¥8,243,275

Liabilities
Deposits	¥119,411,223	¥110,415,961	¥8,995,261
Negotiable Certificates of Deposit	12,912,548	10,652,957	2,259,591
Call Money	1,308,045	1,165,198	142,846
Payables under Repurchase Agreements	5,162,334	7,200,312	(2,037,977)
Guarantee Deposits Received under Securities Lending Transactions	305,032	610,357	(305,324)
Commercial Paper	941,181	710,391	230,790
Trading Liabilities	2,577,856	2,797,942	(220,086)
Borrowed Money	7,998,715	8,958,612	(959,896)
Foreign Exchange Liabilities	925,879	689,958	235,921
Bonds and Notes	1,968,205	2,421,033	(452,828)
Derivatives other than for Trading	3,031,284	2,882,287	148,996
Other Liabilities	2,138,527	1,648,314	490,213
Reserve for Bonus Payments	22,362	22,741	(378)
Reserve for Variable Compensation	1,100	1,293	(193)
Reserve for Possible Losses on Sales of Loans	630	1,075	(444)
Reserve for Contingencies	100	56	44
Reserve for Reimbursement of Deposits	16,987	18,097	(1,109)
Reserve for Reimbursement of Debentures	25,566	30,760	(5,194)
Deferred Tax Liabilities	28,338	181,914	(153,575)
Deferred Tax Liabilities for Revaluation Reserve for Land	63,315	66,186	(2,870)
Acceptances and Guarantees	6,492,905	6,186,894	306,010

Total Liabilities	165,332,144	156,662,350	8,669,794

Net Assets
Common Stock and Preferred Stock	1,404,065	1,404,065	—
Capital Surplus	2,286,328	2,286,328	—
Capital Reserve	655,418	655,418	—
Other Capital Surplus	1,630,910	1,630,910	—
Retained Earnings	2,163,735	2,544,238	(380,503)
Appropriated Reserve	315,177	266,664	48,512
Other Retained Earnings	1,848,557	2,277,574	(429,016)
Retained Earnings Brought Forward	1,848,557	2,277,574	(429,016)

Total Shareholders’ Equity	5,854,129	6,234,632	(380,503)

Net Unrealized Gains (Losses) on Other Securities, net of Taxes	1,071,157	1,159,210	(88,052)
Net Deferred Hedge Gains (Losses), net of Taxes	(27,639)	(76,180)	48,541
Revaluation Reserve for Land, net of Taxes	137,772	144,277	(6,504)

Total Valuation and Translation Adjustments	1,181,291	1,227,306	(46,015)

Total Net Assets	7,035,420	7,461,939	(426,519)

Total Liabilities and Net Assets	¥172,367,564	¥164,124,289	¥8,243,275

2-36

Mizuho Bank, Ltd.

COMPARISON OF NON-CONSOLIDATED STATEMENTS OF INCOME

(selected items) OF MIZUHO BANK

	Millions of yen
	For the fiscal year ended March 31, 2019(A)	For the fiscal year ended March 31, 2018(B)	Change (A) - (B)
Ordinary Income	¥2,616,940	¥2,466,936	¥150,003
Interest Income	1,678,702	1,329,397	349,305
Interest on Loans and Bills Discounted	1,126,596	881,798	244,797
Interest and Dividends on Securities	281,807	264,815	16,991
Fee and Commission Income	471,196	463,170	8,025
Trading Income	61,855	56,629	5,226
Other Operating Income	158,466	157,685	781
Other Ordinary Income	246,719	460,054	(213,334)

Ordinary Expenses	2,332,366	1,907,798	424,567
Interest Expenses	1,028,946	651,748	377,198
Interest on Deposits	449,145	275,208	173,936
Fee and Commission Expenses	90,934	92,481	(1,547)
Trading Expenses	377	567	(189)
Other Operating Expenses	174,935	83,246	91,689
General and Administrative Expenses	840,607	905,103	(64,495)
Other Ordinary Expenses	196,565	174,651	21,913

Ordinary Profits	284,573	559,137	(274,564)

Extraordinary Gains	11,181	31,223	(20,041)

Extraordinary Losses	503,219	7,451	495,767

Income (Loss) before Income Taxes	(207,463)	582,908	(790,372)
Income Taxes:
Current	94,923	135,348	(40,424)
Deferred	(157,943)	(1,332)	(156,610)

Net Income (Loss)	¥(144,444)	¥448,893	¥(593,337)

2-37

Mizuho Trust & Banking Co., Ltd.

COMPARISON OF NON-CONSOLIDATED BALANCE SHEETS (selected items)

OF MIZUHO TRUST & BANKING

	Millions of yen
	As of March 31, 2019 (A)	As of March 31, 2018 (B)	Change (A) - (B)
Assets
Cash and Due from Banks	¥2,434,150	¥1,751,680	¥682,469
Call Loans	24,417	2,869	21,548
Guarantee Deposits Paid under Securities Borrowing Transactions	332,116	220,934	111,181
Other Debt Purchased	6,692	7,989	(1,297)
Trading Assets	111,667	79,551	32,115
Money Held in Trust	4,641	3,199	1,442
Securities	841,621	1,091,950	(250,328)
Loans and Bills Discounted	3,355,173	3,433,750	(78,576)
Foreign Exchange Assets	4,073	2,268	1,804
Other Assets	188,381	171,731	16,649
Tangible Fixed Assets	20,559	21,762	(1,202)
Intangible Fixed Assets	32,664	35,041	(2,377)
Prepaid Pension Cost	55,766	49,592	6,173
Customers’ Liabilities for Acceptances and Guarantees	16,885	20,056	(3,171)
Reserves for Possible Losses on Loans	(2,324)	(1,850)	(474)

Total Assets	¥7,426,486	¥6,890,529	¥535,956

Liabilities
Deposits	¥3,253,498	¥3,406,588	¥(153,089)
Negotiable Certificates of Deposit	566,110	472,180	93,930
Call Money	947,104	469,882	477,222
Payables under Repurchase Agreements	22,198	53,135	(30,937)
Guarantee Deposits Received under Securities Lending Transactions	362,246	180,728	181,517
Trading Liabilities	107,096	69,367	37,729
Borrowed Money	379,706	387,490	(7,783)
Bonds and Notes	10,000	10,000	—
Due to Trust Accounts	1,102,073	1,134,182	(32,108)
Other Liabilities	68,806	78,418	(9,611)
Reserve for Bonus Payments	2,125	2,097	27
Reserve for Variable Compensation	467	511	(43)
Reserve for Reimbursement of Deposits	2,081	1,913	167
Deferred Tax Liabilities	6,631	13,646	(7,014)
Acceptances and Guarantees	16,885	20,056	(3,171)

Total Liabilities	6,847,033	6,300,200	546,832

Net Assets
Common Stock and Preferred Stock	247,369	247,369	—
Capital Surplus	15,505	15,505	—
Capital Reserve	15,505	15,505	—
Retained Earnings	241,889	226,570	15,319
Appropriated Reserve	36,719	31,970	4,748
Other Retained Earnings	205,170	194,599	10,570
Retained Earnings Brought Forward	205,170	194,599	10,570

Total Shareholders’ Equity	504,764	489,445	15,319

Net Unrealized Gains (Losses) on Other Securities, net of Taxes	76,295	99,258	(22,962)
Net Deferred Hedge Gains (Losses), net of Taxes	(1,608)	1,624	(3,232)

Total Valuation and Translation Adjustments	74,687	100,882	(26,195)

Total Net Assets	579,452	590,328	(10,875)

Total Liabilities and Net Assets	¥7,426,486	¥6,890,529	¥535,956

2-38

Mizuho Trust & Banking Co., Ltd.

COMPARISON OF NON-CONSOLIDATED STATEMENTS OF INCOME

(selected items) OF MIZUHO TRUST & BANKING

	Millions of yen
	For the fiscal year ended March 31, 2019 (A)	For the fiscal year ended March 31, 2018 (B)	Change (A) - (B)
Ordinary Income	¥209,539	¥205,671	¥3,867
Fiduciary Income	54,997	54,819	178
Interest Income	42,795	43,672	(877)
Interest on Loans and Bills Discounted	26,691	25,388	1,302
Interest and Dividends on Securities	13,786	13,731	55
Fee and Commission Income	70,307	65,373	4,933
Trading Income	1,552	954	597
Other Operating Income	8,319	4,103	4,215
Other Ordinary Income	31,567	36,748	(5,180)

Ordinary Expenses	154,184	148,304	5,880
Interest Expenses	16,415	12,595	3,819
Interest on Deposits	1,059	1,039	19
Fee and Commission Expenses	33,391	31,042	2,349
Trading Expenses	0	60	(60)
Other Operating Expenses	6,037	10,717	(4,679)
General and Administrative Expenses	82,395	87,276	(4,881)
Other Ordinary Expenses	15,944	6,612	9,332

Ordinary Profits	55,354	57,366	(2,012)

Extraordinary Gains	82	270	(188)

Extraordinary Losses	2,245	1,028	1,217

Income before Income Taxes	53,190	56,609	(3,418)
Income Taxes:
Current	12,544	13,097	(553)
Deferred	1,582	(761)	2,344

Net Income	¥39,063	¥44,272	¥(5,209)

2-39

Mizuho Trust & Banking Co., Ltd.

(Reference)

Statement of Trust Assets and Liabilities

As of March 31, 2019

Millions of yen
Assets	Amount	Liabilities	Amount
Loans and Bills Discounted	658,368	Money Trusts	22,197,075
Securities	181,657	Pension Trusts	3,148,711
Beneficiary Rights to the Trusts	58,391,675	Property Formation Benefit Trusts	4,558
Securities held in Custody Accounts	384,427	Investment Trusts	17,562,844
Money Claims	5,113,103	Money Entrusted Other than Money Trusts	1,700,809
Tangible Fixed Assets	7,506,801	Securities Trusts	12,495,611
Intangible Fixed Assets	356,556	Money Claims Trusts	3,935,024
Other Claims	606,826	Land and Fixtures Trusts	424,654
Due from Banking Account	1,102,073	Composite Trusts	13,320,209
Cash and Due from Banks	493,344	Other Trusts	5,335

Total	74,794,835	Total	74,794,835

Notes:

1.	The statement is exclusive of the Trusts that are difficult to value monetarily.
2.	Beneficiary Rights to the Trusts include entrusted Trusts for asset maintenance of ¥56,546,891 million.
3.	Joint trust assets under the management of other companies: ¥286,630 million
There is no “Trust assets under the service-shared co-trusteeship” in “Joint trust assets under the management of other companies”.
4.	Loans and Bills Discounted among Money Trusts with the contracts of principal indemnification amounted to ¥9,840 million. Of this amount, Balance of Non-Accrual Delinquent Loans is ¥2,770 million.

(Reference) Breakdown of Accounts of Money Trusts and Loan Trusts with the contracts of principal indemnification (including Trusts entrusted for asset management) are as follows:

Money Trusts

Millions of yen
Assets	Amount	Liabilities	Amount
Loans and Bills Discounted	9,840	Principal	874,777
Securities	2	Reserve	30
Others	865,058	Others	92

Total	874,900	Total	874,900

2-40

Mizuho Trust & Banking Co., Ltd.

(Reference)

Comparison of Balances of Principal Items

	Millions of yen
Items	As of March 31, 2019 (A)	As of March 31, 2018 (B)	Change (A) - (B)
Total Amount of Funds	29,169,953	27,918,111	1,251,841
Deposits	3,253,498	3,406,588	(153,089)
Negotiable Certificates of Deposit	566,110	472,180	93,930
Money Trusts	22,197,075	20,889,820	1,307,255
Pension Trusts	3,148,711	3,145,273	3,437
Property Formation Benefit Trusts	4,558	4,249	309

Loans and Bills Discounted	4,013,541	4,204,066	(190,524)
of Banking accounts	3,355,173	3,433,750	(78,576)
of Trust accounts	658,368	770,315	(111,947)

Securities for Investments	1,023,278	1,409,050	(385,772)
of Banking accounts	841,621	1,091,950	(250,328)
of Trust accounts	181,657	317,100	(135,443)

2-41

Mizuho Securities Co., Ltd.

COMPARISON OF NON-CONSOLIDATED BALANCE SHEETS (selected items)

OF MIZUHO SECURITIES

	Millions of yen
	As of March 31, 2019 (A)	As of March 31, 2018 (B)	Change (A) - (B)
Assets
Current Assets
Cash and Bank Deposits	¥388,516	¥294,441	¥94,074
Cash Segregated as Deposits for Customers and Others	335,712	323,923	11,789
Trading Assets	6,061,110	4,923,373	1,137,737
Operating Investment Securities	28,640	25,362	3,277
Receivables Related to Margin Transactions	34,162	127,764	(93,601)
Collateralized Short-Term Financing Agreements-Receivable	3,871,953	4,998,221	(1,126,268)
Advances Paid	488	431	57
Securities: Fail to Deliver	9,613	29,956	(20,342)
Short-Term Loans Receivable	52,652	55,741	(3,088)
Other Current Assets	434,483	465,443	(30,960)
Less: Allowance for Doubtful Accounts	(3)	(9)	5
Noncurrent Assets
Property and Equipment	12,527	14,647	(2,120)
Intangible Assets	50,829	55,378	(4,549)
Investments and Other Assets	315,137	317,378	(2,241)

Total Assets	¥11,595,825	¥11,632,056	¥(36,230)

Liabilities
Current Liabilities
Trading Liabilities	¥4,340,952	¥4,311,658	¥29,294
Payables - Unsettled Trades	36,888	62,243	(25,354)
Payables Related to Margin Transactions	53,591	44,176	9,415
Collateralized Short-Term Financing Agreements-Payable	3,575,497	3,739,715	(164,218)
Deposits Received	308,251	267,579	40,671
Guarantee Deposits Received	297,472	198,003	99,469
Securities: Fail to Receive	2,064	2,930	(866)
Short-Term Borrowings	773,484	833,668	(60,183)
Commercial Paper	333,200	334,200	(1,000)
Bonds and Notes Due within One Year	76,393	46,672	29,721
Lease Obligations	174	364	(190)
Income Taxes Payable	2,220	3,984	(1,764)
Accrued Employees’ Bonuses	9,359	9,563	(204)
Provision for Variable Compensation	927	954	(27)
Provision for Bonus Point Redemption	686	639	47
Other Current Liabilities	40,800	34,450	6,349
Noncurrent Liabilities
Bonds and Notes	679,688	571,334	108,354
Long-Term Borrowings	173,000	277,000	(104,000)
Lease Obligations	—	139	(139)
Provision for Retirement Benefits	19,799	19,744	54
Other Noncurrent Liabilities	2,263	1,540	722
Statutory Reserves
Reserve for Financial Instruments Transaction Liabilities	2,473	2,361	112

Total Liabilities	10,729,189	10,762,925	(33,735)

Net Assets
Common Stock	125,167	125,167	—
Capital Surplus	381,649	381,649	—
Additional Paid - in Capital	285,831	285,831	—
Other Capital Surplus	95,817	95,817	—
Retained Earnings	346,585	346,786	(200)
Other Retained Earnings	346,585	346,786	(200)
Retained Earnings Brought Forward	346,585	346,786	(200)

Total Shareholders’ Equity	853,401	853,602	(200)

Net Unrealized Gains on (Operating) Investment Securities, net of Tax	23,023	27,497	(4,474)
Net Deferred Gains or Losses on Hedges, net of Tax	(9,789)	(11,969)	2,180

Total Valuation and Translation Adjustments	13,233	15,527	(2,293)

Total Net Assets	866,635	869,130	(2,494)

Total Liabilities and Net Assets	¥11,595,825	¥11,632,056	¥(36,230)

2-42

Mizuho Securities Co., Ltd.

COMPARISON OF NON-CONSOLIDATED STATEMENTS OF INCOME

(selected items) OF MIZUHO SECURITIES

	Millions of yen
	For the fiscal year ended March 31, 2019 (A)	For the fiscal year ended March 31, 2018 (B)	Change (A) - (B)
Operating Revenues	¥341,131	¥326,755	¥14,376
Commissions	151,810	142,534	9,275
Net Gain on Trading	93,568	114,858	(21,290)
Net Gain on Operating Investment Securities	5,287	2,300	2,986
Interest and Dividend Income	90,465	67,061	23,404

Interest Expenses	77,794	57,147	20,646

Net Operating Revenues	263,337	269,607	(6,270)

Selling, General and Administrative Expenses	236,229	236,574	(344)
Transaction-Related Expenses	53,157	49,676	3,480
Personnel Expenses	86,662	85,562	1,099
Real Estate Expenses	25,585	26,630	(1,045)
Administrative Expenses	43,374	49,272	(5,898)
Depreciation and Amortization	18,931	17,346	1,585
Taxes and Dues	5,452	4,854	597
Provision of Allowance for Doubtful Accounts	2	(58)	60
Other	3,064	3,290	(226)

Operating Income	27,107	33,032	(5,925)

Non-Operating Income	9,044	6,947	2,096
Non-Operating Expenses	196	1,400	(1,203)

Ordinary Income	35,955	38,580	(2,624)

Extraordinary Gain	2,512	4,286	(1,773)

Extraordinary Loss	16,467	5,015	11,452

Income before Income Taxes	22,000	37,850	(15,850)
Income Taxes:
Current	3,006	4,092	(1,086)
Deferred	6,600	1,596	5,003

Net Income	¥12,393	¥32,161	¥(19,768)

2-43